WAUSAU·MOSINEE

PAPER CORP

AR/S

P.E.
12-31-03

MAR 19 2004

PURSUE ATTRACTIVE NICHE MARKETS

DEVELOP NEW PRODUCTS TO MEET CUSTOMER NEEDS

PROVIDE EXCELLENT CUSTOMER SERVICE

OUR FORMULA FOR GROWTH

THE RESULT: SUPERIOR GROWTH IN OUR TARGET MARKETS

ANNUAL 2003 REPORT

OUR BUSINESSES AT A GLANCE

PRINTING & WRITING


41%
Percent of Consolidated Net Sales

Products: Premium uncoated printing, writing, and imaging papers (sold under Wausau Papers®) used for printed and photocopied documents, such as annual reports, brochures, announcements, and greeting cards.

- Includes Astrobrights®, Astropaque®, Professional Series®, Exact®, and Royal brands

Specialty packaging products (sold under Mosinee Converted Products)

- Moisture-barrier laminated roll wrap, sold to paper manufacturers to protect rolls of paper during storage and shipment

Distribution: Printing, writing, and imaging papers sold in sheets and rolls to:

- Paper distributors who sell to commercial printers, in-plant print shops, quick printers, and copy centers
- Retailers such as office supply stores
- Converters for the greeting card, envelope, and announcement industries

SPECIALTY PAPER


37%
Percent of Consolidated Net Sales

Products: Technical specialty papers with unique performance characteristics.

- High-performance release liners used to label consumer products, such as shampoo and deodorant
- Grease-resistant protective barrier paper for pet food, microwave popcorn, and various uses within the food-service industry
- Lightweight paper for sterilized medical products, such as gloves and bandages
- Creped tape backing paper for masking tape
- Interleaver paper used to protect polished steel
- Coating and laminating base papers for composite can labeling and liners

Distribution: Sold directly to manufacturers and converters who serve various industries, including consumer products, food service, automotive, and metals.

TOWEL & TISSUE


22%
Percent of Consolidated Net Sales

Products: Paper towel and tissue, soap, and dispensing systems for the "away-from-home" market (sold under Bay West®):

- DublSoft®, EcoSoft™, EcoSoft™ Green Seal®, and Dubl-Tough® brands
- Wave'n Dry® electronic touch-free controlled-use toweling cabinets
- Silhouette® touch-free controlled-use toweling cabinets; towels, tissue, and soap dispensers

Distribution: Sold to paper and sanitary supply distributors who serve:

- Factories and other commercial and industrial locations
- Health service facilities and office buildings
- Restaurants, theme parks, airports, and hotels

(Green Seal® is a registered trademark of Green Seal, Inc., in Washington, D.C. and is used by permission.)

FINANCIAL HIGHLIGHTS

(ALL DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

OPERATIONS	2003	2002
Net sales	$ 971,444	$948,698
Earnings before income taxes	25,180	36,618
Net earnings	15,863	23,068
Depreciation, amortization, and depletion	60,823	60,624
Cash provided by operating activities	63,105	76,269
Additions to plant and equipment	24,261	19,201
FINANCIAL CONDITION		
Cash and cash equivalents	$ 36,305	$ 23,383
Working capital	136,414	118,398
Property, plant, and equipment (net)	565,722	597,979
Long-term debt	162,174	162,763
Stockholders' equity	350,316	355,948
Total assets	858,100	873,757
SHAREHOLDER DATA		
Per share of common stock:		
Net earnings – basic and diluted	$ 0.31	$ 0.45
Cash dividends declared	0.34	0.34
Stockholders' equity	6.80	6.91



THOMAS J. HOWATT
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

WAUSAU•MOSINEE GAINED MARKET SHARE AND INCREASED SHIPMENTS IN EACH OF OUR BUSINESS SEGMENTS AND ONCE AGAIN IMPROVED PRODUCTIVITY IN 2003.

TO OUR SHAREHOLDERS:

IN 2003, WAUSAU•MOSINEE PAPER CORPORATION GAINED MARKET SHARE AND INCREASED SHIPMENTS IN EACH OF OUR BUSINESS SEGMENTS, AND ONCE AGAIN IMPROVED OVERALL PRODUCTIVITY, DESPITE A CHALLENGING ECONOMIC ENVIRONMENT AND DIFFICULT INDUSTRY CONDITIONS. OUR PROGRESS IS THE RESULT OF AN INTENSE FOCUS ON THREE STRATEGIC INITIATIVES: PRODUCT LEADERSHIP, OPERATIONAL EXCELLENCE, AND BENCHMARK SERVICE TO OUR CUSTOMERS. IN PARTICULAR:

- 34 percent of 2003 revenue came from products introduced within the past three years, well above our goal of 25 percent, and more than 30 percent for a second consecutive year.
- Productivity improved for a third consecutive year, rising 1 percent over 2002 levels, with gains achieved at five of our six mills.
- New initiatives were launched at each business that further strengthen our service capabilities, with emphasis on strategies to build enduring competitive advantage.

Improved performance in the controllable elements of our business was critical to 2003 results, as weak market demand and dramatically higher energy and raw material costs dominated results. Natural gas costs were 69 percent or $15 million higher than in 2002, and fiber costs increased 12 percent or $21 million. These two cost elements alone reduced earnings by more than $0.44 per share for the year.

Despite this difficult environment, earnings decreased only $0.14 per share from 2002 levels. At the same time we further strengthened our balance sheet by effectively managing capital spending and working capital.

PRINTING & WRITING GAINED MARKET SHARE AND INCREASED PREMIUM PAPER VOLUME 4 PERCENT IN 2003 DESPITE A CONTINUED INDUSTRY DECLINE.

SPECIALTY PAPER HAS POSTED SIX CONSECUTIVE QUARTERS OF PROFITABILITY, BENEFITING FROM INTENSE COST REDUCTION EFFORTS AND SUCCESSFUL NEW-PRODUCT DEVELOPMENT EFFORTS.

PRINTING & WRITING GAINS MARKET SHARE

PRINTING & WRITING GAINED SUBSTANTIAL MARKET SHARE IN 2003 DESPITE AN UNPRECEDENTED FOURTH CONSECUTIVE YEAR OF DECLINE IN UNCOATED FREESHEET DEMAND. OVERALL SHIPMENTS INCREASED 2 PERCENT WHILE PREMIUM PAPER VOLUME GREW 4 PERCENT AGAINST THE BACKDROP OF A 9 PERCENT DECLINE IN TEXT-AND-COVER MARKETS.

Market share gains and cost reduction efforts were not enough, however, to offset higher pulp and natural gas prices, which added $20 million to costs. Nevertheless, the gains we achieved in 2003 position this business to excel when industry conditions improve. And we're continuing to leverage our broad manufacturing capabilities and flexibility to further penetrate target markets.

For example, during 2003 we expanded the premium paper capabilities of the Brokaw mill by converting to a manufacturing process that produces acid-free products. This $6 million capital project promises access to new markets that prefer products with these characteristics. During the year we also acquired a competitor of Mosinee Converted Products which extended our industry-leading market share in the laminated roll wrap market.

As 2004 began, Printing & Writing introduced two new grades targeted at the premium communications market – Royal Complements™, a series of richly colored cover weight grades, and Royal SilkPlus™, designed to provide an ultra-smooth print surface. We look for these and other grade introductions to drive further growth in premium paper volume.

SPECIALTY PAPER POSTS HIGHER PROFITS

SPECIALTY PAPER HAS POSTED SIX CONSECUTIVE QUARTERS OF PROFITABILITY AND YEAR-OVER-YEAR BOTTOM-LINE IMPROVEMENT. THESE GAINS HAVE BEEN ACHIEVED THROUGH AN INTENSE COST REDUCTION PROGRAM AT ALL MILLS, AND BY THE SUCCESS OF NEW-PRODUCT DEVELOPMENT EFFORTS THAT HAVE HELPED US EXPAND INTO NEW MARKETS AND GAIN SHARE IN EXISTING ONES.

Like Printing & Writing, Specialty Paper was impacted by increased raw material and energy prices, but average selling price increased 4 percent as a result of mix enhancement efforts and growth in target markets. These gains, coupled with operating efficiency improvements at every site, enabled the group to improve operating results by more than $8 million compared to 2002.

Significantly, more than 40 percent of 2003 revenues came from products introduced within the past three years, which has enabled Specialty Paper to increase shipments of strategic "core" products, and decrease volume of lower-margin "fill" products. In particular, Specialty Paper introduced a series of products targeted at the growth-oriented food service and packaging markets in 2003 which should help continue this trend. For example, a new ice cream cone wrap was recently developed that is functionally superior and saves customers money by reducing manufacturing steps. Similar technology has been used to develop interleaver papers for the cheese and meat processing industries.

TOWEL & TISSUE GROWS SHIPMENTS OF PREMIUM PRODUCTS

INTENSE COMPETITION AND REDUCED PRODUCT SELLING PRICES ADVERSELY AFFECTED THE "AWAY-FROM-HOME" TOWEL AND TISSUE MARKET THIS YEAR. EVEN SO, TOWEL & TISSUE CONTINUED TO DIFFERENTIATE ITSELF, ACHIEVING A 3 PERCENT INCREASE IN TOTAL SHIPMENTS AND A 6 PERCENT INCREASE IN HIGHER MARGIN, "VALUE-ADDED" VOLUME WHILE THE MARKET GREW LESS THAN 2 PERCENT. TOWEL & TISSUE GROWTH WAS DRIVEN BY NEW-PRODUCT INTRODUCTIONS AND FURTHER EXPANSION OF A HIGHLY SUCCESSFUL DISTRIBUTION STRATEGY.

In 2003, the group launched a full line of products under the EcoSoft™ brand that meet Green Seal® certification requirements – the only paper producer to be so designated. This has opened doors to new customers and new markets that are increasingly considering environmental factors when making buying decisions.

Superior customer service is another key competitive differentiator for Towel & Tissue, which consistently provides the best customer service in the industry. In a recent survey of customers, 92 percent rated the group's customer service as good or excellent.

NEW-PRODUCT INTRODUCTIONS HELPED TOWEL & TISSUE INCREASE SHIPMENTS OF HIGHER-MARGIN, VALUE-ADDED PRODUCTS BY 6 PERCENT COMPARED TO INDUSTRY GROWTH OF LESS THAN 2 PERCENT.

OUR FORMULA FOR GROWTH

IN MARKETS BESIEGED BY PRICE DECREASES, DECLINING DEMAND, RISING COSTS, AND FIERCE COMPETITION, WE'VE MAINTAINED OUR FOCUS ON FACTORS WITHIN OUR CONTROL: PRODUCT DEVELOPMENT, COST-EFFECTIVE OPERATIONS, AND CUSTOMER SERVICE INITIATIVES.

Thanks to the success of these initiatives, we've proven our ability to generate profit and reduce debt during difficult market conditions. But long term, we're committed to putting Wausau•Mosinee back on a growth track. This growth will come by following a strategic formula that includes the following components:

THANKS TO THE SUCCESS OF OUR STRATEGIC INITIATIVES, WE'VE GENERATED PROFIT AND REDUCED DEBT DURING DIFFICULT MARKET CONDITIONS. BUT LONG TERM, WE'RE COMMITTED TO PUTTING WAUSAU•MOSINEE BACK ON A GROWTH TRACK.

- Pursuit of higher margin niche or emerging markets where our unique manufacturing capabilities and focus on customer needs will generate superior growth.
- Use of innovative product development techniques that allow us to partner with customers to provide true value rather than merely compete on price.
- A focus on new customer service initiatives in every business that will allow us to further our service advantage.

LOOKING AHEAD

As we begin 2004, we have yet to see any meaningful benefit from an improving economy. At the same time we continue to face significant cost pressures from raw materials, energy and benefit expenses. Consequently, we believe our greatest opportunity to differentiate ourselves and drive increased shareholder value remains effective execution against our cornerstone initiatives – product leadership, operational excellence, and benchmark service to our customers.

TO DRIVE INCREASED SHAREHOLDER VALUE, WE REMAIN FOCUSED ON OUR CORNERSTONE INITIATIVES – PRODUCT LEADERSHIP, OPERATIONAL EXCELLENCE, AND BENCHMARK SERVICE TO OUR CUSTOMERS.

We're proud of our accomplishments, optimistic about our prospects, and confident that we will report continued progress at this time next year.

Thomas J. Howatt

THOMAS J. HOWATT PRESIDENT AND CHIEF EXECUTIVE OFFICER

THREE YEARS AGO, WAUSAU•MOSINEE PAPER CORPORATION ESTABLISHED THREE GOALS: REGAIN EARNINGS MOMENTUM, STRENGTHEN THE BALANCE SHEET, AND GROW THE COMPANY.

WE'VE ACCOMPLISHED THE FIRST TWO. NOW WE'RE FOCUSED ON THE THIRD, AND TO REACH THAT GOAL, WE'RE FOLLOWING THIS FORMULA:

MARKETS + PRODUCTS + SERVICE = GROWTH

PURSUE NICHE MARKETS THAT HAVE STRONG POTENTIAL FOR GROWTH AND IN WHICH WE CAN CREATE COMPETITIVE ADVANTAGE.

DEVELOP THE RIGHT PRODUCTS THAT MEET THE NEEDS OF THESE MARKETS.

PROVIDE THE BEST CUSTOMER SERVICE IN OUR INDUSTRY.

TOGETHER, THESE STRATEGIES WILL HELP US ACHIEVE SUPERIOR GROWTH IN OUR TARGET MARKETS.


HOW CAN WE CONTINUE GROWING WHEN OUR INDUSTRY ISN'T?
HOW CAN WE CONTINUE TO GAIN MARKET SHARE?
QUESTIONS
WHAT NEW MARKET OPPORTUNITIES LOOK PROMISING?
HOW CAN WE ANTICIPATE OUR CUSTOMERS' NEEDS AND DEVELOP THE RIGHT PRODUCTS TO MEET THOSE NEEDS?
WHAT NEW CUSTOMER SERVICE STRATEGIES CAN WE EMPLOY TO SET OURSELVES APART?


PRINTING & WRITING

USE OUR MACHINES AND MULTIPLE FINISHING OPTIONS TO CREATE UNIQUE PRODUCTS THAT MEET CUSTOMER NEEDS

CONSTANTLY IDENTIFY NEW CUSTOMER NEEDS

IN OUR MARKETS, WE DIFFERENTIATE OURSELVES BY EXCEEDING OUR CUSTOMERS' EXPECTATIONS



LOOK TO OTHER INDUSTRIES FOR NEW IDEAS TO IMPROVE CUSTOMER SERVICE

FOCUS ON PREMIUM, HIGHER-MARGIN PAPERS TO IMPROVE PRODUCT MIX AND MARGINS

STOCK A WIDE ASSORTMENT OF PRODUCTS TO OFFER DELIVERY IN RECORD TIME



PRINTING & WRITING LOOKS FOR NEW MARKETS WHERE IT CAN PROVIDE UNIQUE PRODUCTS AND SUSTAIN COMPETITIVE ADVANTAGE. THE RAPIDLY GROWING SCRAPBOOK MARKET IS ONE SUCH OPPORTUNITY THAT THE GROUP SEIZED DURING 2003.



OUR CUSTOMERS TELL US THAT PRINTING & WRITING HAS THE RIGHT PRODUCTS, A STRONG INVENTORY AND ORDER-TRACKING SYSTEM, RAPID AND RELIABLE DELIVERY, AND AN EXCELLENT CUSTOMER SERVICE DEPARTMENT.



A DISPLAY BOARD IN PRINTING & WRITING'S CALL CENTER SHOWS THE NUMBER OF CALLS IN THE QUEUE AND FACILITATES QUICK RESPONSE TO CUSTOMER INQUIRIES.


ROYAL SILKPLUS
WAUSAU

TO REFLECT CHANGING MARKETPLACE TRENDS, PRINTING & WRITING REFRESHED ITS ASTROPAQUE® AND ROYAL PRODUCT LINES WITH MORE THAN 25 NEW COLORS.

IN THE MARKETS SERVED BY PRINTING & WRITING, UNIQUE PRODUCTS AND CUSTOMER SERVICE MATTER AS MUCH AS PRICE. PRINTING & WRITING'S NEW-PRODUCT DEVELOPMENT AND OUTSTANDING SERVICE HELP IT GAIN SHARE IN EXISTING MARKETS AND OPEN DOORS TO NEW ONES.

Sales representatives and managers stay in constant contact with their customers to identify new-product and customer service opportunities. This process, combined with Printing & Writing's broad production capabilities and multiple finishing options, gives the group enviable flexibility in pursuing these opportunities.

NEW-PRODUCT DEVELOPMENT HELPED PRINTING & WRITING INCREASE CONSUMER-PRODUCTS SHIPMENTS BY 24 PERCENT OVER 2002 LEVELS.

Printing & Writing has used new products to gain a competitive advantage in the growing consumer-products market; these new products have helped to increase shipments nearly 24 percent over 2002 levels. This year, the group identified the growing scrapbook market as a specialized niche in which it could provide unique products, such as the new Creative Collection, a specialty line of papers with bright colors and textures, floral designs, and translucent shades. In addition to creative papers, scrapbookers require acid-free paper that doesn't damage photographs. To better compete in this market and in other markets as well, Printing & Writing is converting its Brokaw mill to produce acid-free papers.

Printing & Writing's customer service efforts have made it the benchmark in the fine printing and writing market. Customers continue to say that the group has the right products, a strong inventory and order-tracking system, rapid delivery (it can fill orders overnight to most major markets in the United States), and an excellent customer service department. But to maintain that reputation, the group constantly looks for opportunities to improve service – and even monitors other industries for ideas.

FINANCIAL HIGHLIGHTS

IN THOUSANDS	2003	2002	2001
Net sales	$395,836	$391,240	$392,026
Operating profit	$ 12,880	$ 31,600	$ 25,750

In Printing & Writing's Wausau Papers® call center, for example, a display board monitors the number of customers on hold and agents available at any given point. Seeing this data prominently displayed has helped customer service agents improve response time significantly. Recently, the group automated return authorization and quoting processes, which has greatly reduced response time needed to handle customer requests.

PRINTING & WRITING'S SHIPMENTS OF PREMIUM PRODUCTS INCREASED NEARLY 4 PERCENT DURING 2003, WHILE THE TEXT-AND-COVER MARKET DECLINED 9 PERCENT.


PREMIUM
SHIPMENTS INCREASED
+4%
-9%
TEXT-AND-COVER
MARKET DECLINED

Outstanding customer service is also a hallmark of Printing & Writing's Mosinee Converted Products, which supplies moisture-barrier laminated roll wrap and specialty finishing and packaging products. When Mosinee Converted Products acquired the production assets and customer base of Laminated Papers, Inc. (LPI) earlier this year, the group's shipping volume increased by 30 percent, virtually overnight. Yet LPI customers continued to receive product without a hitch while Mosinee Converted Products quickly worked out the logistics: stepping up production of LPI's unique products, shipping orders from the company's facilities in Wisconsin and Mississippi rather than from LPI's facility in Massachusetts, and assuming responsibility for customer service and billing. The group's hard work paid off: nearly all of LPI's business has been retained by Mosinee Converted Products.


SPECIALTY PAPER

IDENTIFY NEW-PRODUCT OPPORTUNITIES AND SUGGEST THEM TO CUSTOMERS – SOMETIMES EVEN BEFORE CUSTOMERS ARE AWARE OF THE NEED

USE MACHINES THAT ARE WELL-SUITED TO SERVE NICHE MARKETS IN BOTH CAPACITY AND CAPABILITY



WE CREATE A COMPETITIVE ADVANTAGE IN OUR MARKETS BY BECOMING A VALUED BUSINESS PARTNER TO OUR CUSTOMERS

PROACTIVELY MANAGE CUSTOMER INVENTORIES TO DECREASE THEIR INVENTORY LEVELS WHILE MAXIMIZING PRODUCTION EFFICIENCIES

NOTIFY CUSTOMERS OF MANUFACTURING SCHEDULES IN ADVANCE – AND INCREASE PRODUCTION ACCORDINGLY

USE NEW-PRODUCT DEVELOPMENT TO OPEN DOORS TO NEW MARKETS



SPECIALTY PAPER RECENTLY INTRODUCED A PACKAGING PAPER FOR CHARCOAL BAGS THAT CAN BE PRINTED WITH EYE-CATCHING GRAPHICS AND PRODUCES LOW ASH WHEN BURNED. THE PAPER COMES IN A LIGHTER WEIGHT THAN TRADITIONAL PAPERS, SO OUR CUSTOMERS GET MORE PRODUCT FOR THEIR MONEY WHEN PAYING BY THE POUND.


JERRY'S

SPECIALTY PAPER CONTINUED TO EXPAND ITS PRESENCE IN FOOD-SERVICE MARKETS THROUGH *INNOVATIVE NEW-PRODUCT DEVELOPMENT.* THE GROUP RECENTLY DEVELOPED NEW ICE CREAM CONE WRAPPERS THAT EASILY TEAR AWAY FROM THE CONE, ARE EASY TO PRINT, AND SAVE CUSTOMERS MONEY BY ELIMINATING THE OFF-MACHINE WAXING STEP.



SPECIALTY PAPER'S VENDOR-MANAGED INVENTORY (VMI) PROGRAMS ENSURE THAT CUSTOMERS ALWAYS HAVE THE PRODUCTS THEY NEED, WHEN THEY NEED THEM, WHILE HELPING THEM MAINTAIN LOWER RAW MATERIAL INVENTORIES.



THE RICH COLOR OF SPECIALTY PAPER'S NEW PACKAGING GRADES DOESN'T CRACK, DISCOLOR, OR WEAR OFF, SO IT'S PERFECT FOR PREMIUM SHOPPING BAGS AND BOXES FROM BRAND-CONSCIOUS STORES, SUCH AS WILLIAMS-SONOMA.

SPECIALTY PAPER STRIVES TO BE MUCH MORE THAN SIMPLY A PAPER SUPPLIER. A PROACTIVE PRODUCT-DEVELOPMENT PROCESS AND CUSTOMER SERVICE PROGRAM ARE DIFFERENTIATING THE GROUP AS A VALUED PARTNER TO ITS CUSTOMERS. AS A RESULT, CUSTOMERS RECEIVE SUPERIOR PRODUCT PERFORMANCE AND LOWER OVERALL COST (IN THE FORM OF LESS WASTE AND INCREASED PRODUCTION) FROM A PARTNER THAT IS GENUINELY FOCUSED ON HELPING THEM GROW THEIR BUSINESSES.

Instead of waiting for customers to ask for new products, Specialty Paper often suggests product innovations before customers have even identified the need. The group also collaborates with customers to jointly develop new products. To further enhance this process, Specialty Paper recently created and filled a new position – vice president of product development.

In 2003, more than 40 percent of Specialty Paper's revenue came from products introduced within the past three years, exceeding the corporate goal of 25 percent. Significant new products introduced this year include packaging paper for charcoal bags that produces little ash when burned; deep-colored, extremely rich-looking papers used for premium shopping bags and boxes; and ice cream cone wrappers that save customers money by eliminating the off-machine waxing step.

In markets served by Specialty Paper, on-time delivery and inventory management are just as important as new-product development in adding value for customers. To meet this need, the group offers vendor-managed inventory (VMI), in which Specialty Paper manages its customers' inventory at their production facilities to ensure that adequate product is always available. The group schedules its production based upon customers' anticipated usage rates and delivers product within a tight window of time – sometimes within just a few hours. This adds significant value to customers by lowering their raw material inventories while ensuring that they always have the products they need, when they need them.

Recently, Specialty Paper took its service efforts a step further by proactively notifying customers of manufacturing schedules. For example, if Specialty Paper is planning to produce quantities of its high-performance liner papers, it will notify key customers to see whether they need additional product and will increase production accordingly. These practices, along with the group's VMI programs, have dramatically reduced finished goods inventories, improved scheduling efficiencies and, most important, improved service to customers.

All of these strategies work together to help Specialty Paper gain market share and increase shipments – even during difficult market conditions.

IN 2003, MORE THAN 40 PERCENT OF SPECIALTY PAPER'S REVENUE CAME FROM PRODUCTS INTRODUCED WITHIN THE PAST THREE YEARS, EXCEEDING THE CORPORATE GOAL OF 25 PERCENT.

FINANCIAL HIGHLIGHTS

IN THOUSANDS	2003	2002	2001
Net sales	$362,935	$348,990	$354,181
Operating profit (loss)	$ 6,586	$ (1,811)	$ (9,417)

SHIPMENTS OF SPECIALTY PAPER'S FOOD-PACKAGING PRODUCTS HAVE INCREASED 15 PERCENT SINCE 2001.

SHIPMENTS INCREASED

+15%

SINCE 2001

THOUSANDS OF TONS SHIPPED


49.9
50.8
57.4
2001
2002
2003


TOWEL & TISSUE

SERVE OUR CUSTOMERS IN WAYS THAT NO ONE ELSE IN OUR INDUSTRY CAN MATCH

GROW OUR LINE OF VALUE-ADDED PRODUCTS TO IMPROVE PRODUCT MIX

FOCUS ON NICHE MARKETS WHERE WE CAN CREATE THE GREATEST VALUE

OUR STRATEGIES ALLOW US TO GROW FASTER THAN THE "AWAY-FROM-HOME" MARKET



ACHIEVE INDUSTRY-LEADING FILL RATES THROUGH EFFICIENT DISTRIBUTION METHODS

IDENTIFY NEW APPLICATIONS FOR PRODUCTS THAT RESULT IN NEW MARKET OPPORTUNITIES

TOUCH-FREE DISPENSERS HELP IMPROVE SANITATION IN HIGH-TRAFFIC RESTROOMS AND IN FOOD-SERVICE AND HEALTHCARE FACILITIES. THE SILHOUETTE® AND WAVE'N DRY® TOUCH-FREE DISPENSERS – AND THE PROPRIETARY TOWELS THAT GO WITH THEM – HAVE HELPED IMPROVE THE GROUP'S MIX TOWARD HIGHER-MARGIN PRODUCTS.



SHIPMENTS OF DUBLSOFT® TOWEL AND TISSUE PRODUCTS INCREASED 6 PERCENT THIS YEAR, WHILE THE "AWAY-FROM-HOME" MARKET GREW LESS THAN 2 PERCENT. SUSTAINED GROWTH OF HIGH-MARGIN, VALUE-ADDED PRODUCTS HELP TOWEL & TISSUE CONTINUE TO GROW SHIPMENTS FASTER THAN ITS MARKETS.



EFFICIENT, WELL-PLACED DISTRIBUTION CENTERS IN KENTUCKY AND CALIFORNIA HELP FILL CUSTOMER ORDERS IN RECORD TIME, ACHIEVING INDUSTRY-LEADING FILL RATES DURING 2003.





A NEW ELECTRONIC ORDER ENTRY SYSTEM WILL SAVE TIME AND INCREASE CONVENIENCE FOR CUSTOMERS WHILE STREAMLINING INVENTORY MANAGEMENT AND BILLING PROCESSES FOR TOWEL & TISSUE – FREEING CUSTOMER SERVICE REPRESENTATIVES TO DEVOTE MORE TIME TO CUSTOMERS WHO NEED PERSONAL ASSISTANCE WHEN PLACING ORDERS OR INQUIRING ABOUT NEW PRODUCTS.

TOWEL & TISSUE DIFFERENTIATES ITSELF IN THE "AWAY-FROM-HOME" TOWEL AND TISSUE INDUSTRY BY OFFERING BENCHMARK CUSTOMER SERVICE AND BY CREATING VALUE-ADDED PRODUCTS FOR SPECIFIC NICHE MARKETS THAT ARE UNDERSERVED BY LARGER COMPETITORS.

Almost 20 percent of Towel & Tissue's 2003 revenue came from products introduced within the past three years, including the improved Bay West® Wave'n Dry® and new Silhouette® hands-free dispensers, DublSoft® towel and tissue, and the EcoSoft™ Green Seal® products introduced in 2003. Continuing to grow its line of premium, value-added products will help Towel & Tissue grow shipments faster than the "away-from-home" market.

HELPING ITS CUSTOMERS BETTER SERVE THEIR CUSTOMERS HAS GIVEN TOWEL & TISSUE A REPUTATION FOR THE MOST OUTSTANDING CUSTOMER SERVICE IN ITS INDUSTRY.

When the group modified many of its EcoSoft products to receive Green Seal certification, it became the first paper company to offer a complete line of Green Seal-certified towel and tissue products. (Green Seal is an independent, nonprofit organization that identifies and promotes products that are environmentally preferable.) This certification indicates the use of recycled and post-consumer materials, deinking and bleaching processes that are free of chlorine and other harmful chemicals, and environmentally responsible packaging. The resulting products are safe for septic systems and the environment.

EcoSoft's new Green Seal certification has created new business opportunities with customers who consider environmental factors when making buying decisions, such as schools, hotels, office buildings, and government facilities. With its EcoSoft Green Seal and its DublSoft premium products, Towel & Tissue now offers one of the most extensive lines of towel and tissue products for the "away-from-home" market.

FINANCIAL HIGHLIGHTS

IN THOUSANDS	2003	2002	2001
Net sales	$212,673	$208,468	$197,522
Operating profit	$ 28,691	$ 27,411	$ 25,294

Providing industry-leading customer service is a second way that Towel & Tissue is differentiating itself. Helping its customers to better serve their customers has given Towel & Tissue a reputation for the most outstanding service in its industry. In a recent survey of customers, 92 percent rated the group's service as being either good or excellent.

TOTAL UNIT SHIPMENTS GREW 3 PERCENT — AND PREMIUM PRODUCT SHIPMENTS GREW 6 PERCENT — WHILE THE "AWAY FROM HOME" MARKET GREW JUST 2 PERCENT.


PREMIUM PRODUCT SHIPMENTS
+6%
MARKET GROWTH
+2%
2003

Towel & Tissue is developing an advanced electronic order-entry and pricing system designed to simplify and automate the entire ordering process. Customers will be able to enter their orders directly into Towel & Tissue's system, either via the Internet or electronic data interchange (EDI), and receive an instant confirmation that their orders have been received and processed. This new system will be a time-saver and an added convenience for customers, and it will also benefit Towel & Tissue by streamlining inventory management and billing. And customer service representatives will have more time to devote to customers who need personal assistance.

21 MANAGEMENT'S DISCUSSION & ANALYSIS
29 SELECTED FINANCIAL DATA
30 MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
31 INDEPENDENT AUDITORS' REPORT
32 CONSOLIDATED BALANCE SHEETS
33 CONSOLIDATED STATEMENTS OF INCOME
34 CONSOLIDATED STATEMENTS OF CASH FLOWS
35 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
36 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2003 FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This report contains certain of management's expectations and other forward-looking information regarding the Company pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. While the Company believes that these forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and all such statements involve risk and uncertainties that could cause actual results to differ materially from those contemplated in this report. The assumptions, risks, and uncertainties relating to the forward-looking statements in this report include general economic and business conditions, changes in the prices of raw materials or energy, competitive pricing in the markets served by the Company as a result of economic conditions, overcapacity in the industry and the demand for paper products, manufacturing problems at Company facilities, and various other risks and assumptions. These and other assumptions, risks, and uncertainties are described under the caption "Cautionary Statement Regarding Forward-Looking Information" in Item 1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2003, and from time to time, in the Company's other filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States which require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. The Company believes the following are the accounting policies which could have the most significant effect on the Company's reported results and require subjective or complex judgments by management.

SALES RETURNS AND ALLOWANCES

The Company maintains reserves for expected returns and allowances based on return practices and historical experience. Reserves for returns and allowances may need to be adjusted if actual sales returns differ from estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company records allowances for doubtful accounts based upon customer-specific analysis and general matters such as current assessment of past-due balances. Additional allowances for doubtful accounts may be required if there is an increase in past-due balances or for customer-specific circumstances, such as financial difficulty. The allowance for doubtful accounts was $1.9 million and $2.4 million at December 31, 2003, and 2002, respectively.

EXCESS AND OBSOLETE INVENTORY

The Company records allowances for excess and obsolete inventory based on historical and estimated future demand and market conditions. Additional inventory allowances may be required if future demand or market conditions are less favorable than the Company has estimated.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company uses judgment when applying the impairment rules to determine when an impairment test is necessary. Factors the Company considers which could trigger an impairment review include significant underperformance relative to historical or forecasted operating results, a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used, and significant negative or industry trends.

Impairment losses are measured as the amount by which the carrying value of an asset exceeds its estimated fair value. The Company is required to make estimates of its future cash flows related to the asset subject to review. These estimates require assumptions about demand for the Company's products, future market conditions, and technological developments. Other assumptions include determining the discount rate and future growth rates.

PENSION BENEFITS

Defined benefit pension costs and obligations are actuarially determined and are affected by assumptions including discount rate, the expected rate of return on plan assets, and assumed annual rate of compensation increase for plan employees, among other factors. Changes in discount rate and differences from actual results for each assumption will affect the amount of pension expense recognized in future

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

periods. Additional information regarding pension benefits is available in "Note 6 – Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

OTHER POST-RETIREMENT BENEFITS

The costs and obligations for post-retirement benefits other than pension are also actuarially determined and are affected by assumptions including the discount rate and expected future increase in per capita costs of covered post-retirement health care benefits. Changes in the discount rate and differences between actual and assumed per capita health care costs may affect the recorded amount of the expense in future periods. Additional information regarding post-retirement benefits is available in "Note 6 – Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

LITIGATION, CLAIMS, AND CONTINGENCIES

The Company is subject to extensive regulations by various federal, state, provincial, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations, including effluent and emission limitations, on the discharge of materials into the environment, as well as require the Company to obtain and operate in compliance with conditions of permits and other governmental authorizations. Future regulations could materially increase the Company's capital requirements and certain operating expenses in future years.

The Company records environmental liabilities based on estimates for known environmental remediation exposures utilizing information received from third-party experts and the Company's past experience with these matters. At third-party sites where more than one potentially responsible party has been identified, the Company records a liability for its estimated allocable share of costs related to its involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. Environmental liability estimates may be affected by changing determinations of what constitutes an environmental exposure or acceptable level of cleanup. To the extent that remediation procedures change or the financial condition of other potentially responsible parties is adversely affected, the estimate of the Company's environmental liabilities may change.

ACCOUNTING PRONOUNCEMENTS

On December 8, 2003, the president signed into law the *Medicare Prescription Drug, Improvement and Modernization Act of 2003* (the Act). The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that override a benefit that is at least actuarially equivalent to Medicare. In January 2004 the FASB issued FSP 106-1, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*. The purpose of the FSP is to permit a one-time election to defer recognition of the effects of the Act until the FASB issues clarifying accounting guidance. Additionally, it provides disclosure guidance for the deferral elections. The Company has elected to defer recognition until 2004 and provide the related required disclosures in the December 31, 2003, financial statements. Accordingly, the accumulated post-retirement benefit obligation and/or net periodic post-retirement costs presented in "Note 6 – Pension and Other Post-retirement Benefit Plans" do not reflect the effects of the Act on the Company's post-retirement plans. Currently, specific authoritative guidance on the accounting for the federal subsidy is pending, and that guidance, when issued, could require a change to previously reported information.

OPERATIONS REVIEW

OVERVIEW

Market conditions were difficult in 2003 and 2002. Demand for uncoated free-sheet and many industrial papers declined during the two-year period, while demand for "away-from-home" towel and tissue products and other market segments in which the Company competes increased modestly. Despite the capacity rationalization that has occurred across the industry in recent years, paper markets have remained highly competitive. At the same time, market pulp, wastepaper and natural gas purchase price fluctuations have significantly impacted gross profit margins. In response to difficult market conditions and variation in raw material and energy prices, the Company focused on efforts to reduce costs, improve sales mix and increase production efficiencies. In 2003, the Company targeted cost reductions equal to 2% of 2002 cost of sales, or approximately $16.7 million. Equalizing for market pulp and natural gas purchase price variations and production volume differences, the Company exceeded this goal. Efforts to improve sales mix were driven by the Company's

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

new-product development target. Specifically, 25% of revenues were targeted to come from products developed within the previous three years. This target was achieved with approximately 34% and 32% of revenues coming from products developed within the prior three years in 2003 and 2002, respectively. The Company also achieved productivity improvements of 1% in 2003 and 3% in 2002.

NET SALES

(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2003**	2002	2001
Net sales	**$971,444**	$948,698	$943,729
Percent increase/(decrease)	**2%**	1%	(5%)

Net sales for the year ended December 31, 2003, were $971.4 million compared to net sales of $948.7 million for the year ended December 31, 2002. Total Company shipments increased 2% in 2003 to 844,740 tons from the 831,808 tons shipped in 2002. Net sales in 2001 were $943.7 million, and total shipments were 807,318 tons.

Shipments increased each of the last two years in all three of the Company's business segments. These increases were largely the result of market share gains as overall market demand remained weak. Driven primarily by sales mix enhancement, average net selling price increased 1% in 2003, improving net sales by $9 million. Sales mix enhancement improved average selling price by approximately 1% and net sales by $8 million. Compared to 2001, 2002 average net selling price declined nearly 3%. Actual product selling prices were approximately 5% lower in 2002, affecting net sales by $48 million, while product mix enhancements improved average selling price and net sales by approximately 2% and $21 million, respectively.

Discussion of market conditions and trends is included in the segment summaries that follow. If published market data is available, it is referenced in the discussion. Certain markets in which the Company competes are small and highly fragmented. Where industry data is not available, the Company's analysis is based on more subjective market indicators, such as order patterns for Company products and discussion with customers regarding overall industry volumes.

Printing & Writing recorded net sales of $395.8 million on total shipments of 359,712 tons for the year ended December 31, 2003, compared with net sales of $391.2 million on shipments of 353,488 tons for the same period in 2002. Net sales in 2001 were $392.0 million on shipments of 345,323 tons. Average net selling price declined approximately 1% in 2003 as compared to 2002, reducing net sales by $3 million. Actual product selling prices were essentially unchanged in 2003 with mix differences accounting for the entire decline in average selling price. Mix differences were largely the result of higher 2003 paper mill packaging shipments following the first quarter acquisition of the production assets and customer base of Laminated Papers, Inc. Average net selling price declined 2% in 2002 compared with 2001. Actual product selling prices declined nearly 4% in 2002, reducing net sales by $15 million while sales mix improvements increased average selling price and net sales by approximately 2% and $7 million, respectively. Demand for uncoated freesheet papers, the broad market category within which Printing & Writing participates, declined in each of the last four years with demand down 1% in both 2003 and 2002. Demand in the text and cover segments of the uncoated freesheet market declined by 9% in both 2003 and 2002. Despite this decline, shipments of Printing & Writing's premium products, including text and cover, increased 4% in 2003 and 5% in 2002. Paper mill packaging shipments, comprised primarily of moisture-barrier laminated roll wrap products, increased 23% in 2003 and 13% in 2002. Partially offsetting these increases were reduced non-core product shipments such as commodity offset papers. Product shipped through Printing & Writing's retail distribution channel such as office supply stores increased 24% in 2003 and 27% in 2002 while product shipped through Printing & Writing's paper merchant distribution channel declined due to reduced commercial printing activity and a shift in distribution patterns. Despite the industry-wide capacity rationalization that has occurred in recent years, market conditions and product pricing have remained very competitive. As 2004 began, no clear sign of lasting demand improvement was noted.

Specialty Paper net sales were $362.9 million in 2003 on shipments of 334,183 tons compared with 2002 net sales of $349.0 million and shipments of 331,564 tons. Net sales and shipments in 2001 were $354.2 million and 322,518 tons, respectively. Average net selling price improved nearly 4% in 2003 compared with 2002, increasing net sales by approximately $13 million. Actual selling price increases and sales mix enhancement each accounted for half of the overall improvement. Average net selling price declined approximately 5% in 2002 compared with 2001. Actual

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

product selling prices declined more than 7% in 2002, reducing net sales by $28 million while sales mix improvements increased average selling price by 2% and net sales by $8 million. Market demand for pressure-sensitive backing papers, Specialty Paper's largest product category, increased 2% in 2003 and 2002, respectively. Demand for food-packaging/food-service papers, Specialty Paper's second largest product category, also grew modestly through the two-year period. Demand in other market categories, influenced by weak economic conditions and reduced activity in the industrial sector, remained sluggish. Sales mix gains have been driven by new-product development and volume growth in target markets. In 2003 and 2002, more than 40% of net sales were generated by products developed within the previous three years. The majority of these products have targeted the pressure-sensitive release liner and food-packaging/food-service markets. Shipments of Specialty Paper's pressure-sensitive release liner and food-packaging/food-service products increased in both 2003 and 2002, respectively. Shipments of lower-priced noncore products, such as tablet and offset papers, declined 15% in 2003 and 23% in 2002. Market conditions were essentially unchanged in early 2004.

Towel & Tissue posted 2003 net sales of $212.7 million and shipments of 150,845 tons compared with 2002 net sales and shipments of $208.5 million and 146,756 tons, respectively. Net sales in 2001 were $197.5 million on shipments of 139,477 tons. Average net selling price declined less than 1% in 2003. Actual selling prices declined nearly 3% in 2003, impacting net sales by $6 million while sales mix enhancement and product changes improved average selling price by 2% and net sales by more than $4 million. The "away-from-home" segment of the towel and tissue market grew nearly 2% in 2003 after growing nearly 3% in 2002. Towel & Tissue shipments have consistently increased at a rate greater than the market with overall shipments increasing 3% in 2003 and 5% in 2002. Shipments of Towel & Tissue's higher-priced, premium products increased 6% in 2003 and 10% in 2002. Market conditions are expected to remain competitive throughout 2004, as several producers prepare for production capacity increases planned later in the year.

GROSS PROFIT ON SALES

(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2003**	2002	2001
Gross profit on sales	**$102,897**	$112,384	$96,141
Gross profit margin	**11%**	12%	10%

Gross profit margin decreased in 2003 to $102.9 million, or 10.6% of net sales, from $112.4 million, or 11.8% of net sales, in 2002. Gross profit margin in 2001 was $96.1 million, or 10.2%. Sales mix gains, operations efficiency improvements, and cost reductions partially offset higher natural gas and market pulp costs, resulting in reduced gross profit margins in 2003. Compared with 2001, 2002 gross profit margins increased due to reduced costs for natural gas and market pulp as well as cost reductions and efficiency improvements.

Market pulp and wastepaper prices declined throughout 2001. Market pulp prices, after holding steady the first half of 2002, began to increase in the third quarter of 2002 before stabilizing in the fourth quarter. Market pulp prices increased once again in the second quarter of 2003 with prices holding relatively steady the second half of the year. Meanwhile, wastepaper prices increased early in 2002 with prices stabilizing over the second half of the year before declining once again in the second quarter of 2003. The Company currently consumes approximately 400,000 air-dried metric tons of market pulp per year and approximately 160,000 standard tons of wastepaper annually. The average price of market pulp, the primary raw material used in the production of paper, increased $51 per air-dried metric ton, or $21 million, in 2003 compared to 2002, after declining $32 per air-dried metric ton, or $13 million, in 2002 compared to 2001. The average price of wastepaper, used in the production of towel and tissue products, held even in 2003 compared to 2002 after increasing $24 per standard ton, or $4 million, in 2002 compared to 2001.

Natural gas prices generally declined over the course of 2001 and remained relatively stable through the first three quarters of 2002 before trending higher late in the year. Natural gas prices continued their upward trend early in 2003, peaking in March, before generally declining through the balance of 2003. The average price of natural gas was 69%, or $15 million, higher in 2003 compared to 2002 after declining 27%, or $9 million, in 2002 compared to 2001. The Company consumes approximately 6 million dekatherms annually and has the ability to substitute fuel oil and coal for a portion of this draw should economics dictate. The Company price protects, from time to time, certain volumes of natural gas through fixed-price contracts. Company policy allows for the price protection of up to 50% of its expected use on a rolling 12-month basis. At the

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

end of 2003, the Company had approximately 35% of its expected first quarter 2004 natural gas consumption protected at a price slightly below the 2003 average.

Labor and fringe expenses increased 3.7% in 2003 as compared to 2002 and 4.4% in 2002 as compared to 2001. Pension and post-retirement benefit expenses increased a combined 26% in 2003 and 9% in 2002. Health insurance costs for active employees also increased 14% in 2003 and 3% in 2002. Other operating expenses, including maintenance expenses, were generally lower in 2003 due to cost reduction efforts. During 2003 the Company recognized, as a reduction of cost of sales, $4.2 million as a fee for licensing certain patented dispenser technologies. The Company recorded environmental-related expenses of $0.1 million, $0.4 million, and $1.8 million in 2003, 2002, and 2001, respectively. The higher expense in 2001 was related primarily to one landfill site identified for remediation as discussed in "Note 10 – Commitments and Contingencies" in the Notes to Consolidated Financial Statements. Gross margins improved from 8.7% in the first quarter to a range of 10.3% to 11.9% over the last three quarters of 2003 as natural gas prices declined from first quarter levels, and sales mix gains and cost reductions were realized.

Market pulp price increases of $20 per air-dried metric ton to $40 per air-dried metric ton were announced by several producers for the first quarter of 2004. Natural gas prices were relatively volatile early in 2004 with prices approximately 5% higher than the 2003 average.

Printing & Writing gross profit margins declined to 8.8% in 2003 as compared to 13.9% in 2002 and 11.9% in 2001. Natural gas and market pulp prices increased a combined $20 million in 2003 as compared to 2002 after declining $10 million in 2002 as compared to 2001. First quarter gross profit margins of 7.1% improved somewhat through the year as natural gas prices moderated.

Specialty Paper gross profit margins were 6.7% in 2003, 4.4% in 2002, and 2.5% in 2001. Sales mix gains, improved production efficiency, and cost reductions offset market pulp and natural gas price increases of $15 million to improve 2003 margins. Key to Specialty Paper's gross profit improvement in both 2003 and 2002 was success with the group's cost reduction initiative introduced in 2002. By the end of 2003, nearly all of the originally identified cost reduction initiatives were implemented. Gross profit margins improved over the second half of 2003 as select selling price increases were implemented and sales mix and cost reduction gains were realized.

Towel & Tissue gross profit margin was 20.9% in 2003 compared to 20.4% in 2002 and 20.5% in 2001. Operations efficiency improvements, cost reduction results, and the receipt of a $4.2 million patent infringement settlement offset an average selling price reduction and losses associated with the disposal of certain fixed assets to generate the slight improvement in 2003 margins. Outside parent rolls, purchased from towel and tissue producers, account for approximately 30% of Towel & Tissue's paper requirements.

Order backlogs decreased to 31,632 tons representing $33.4 million in sales for all operating groups as of December 31, 2003. This compares with 33,458 tons and $35.3 million in sales at the end of 2002, and 27,500 tons and $30.5 million in sales at the end of 2001. The backlog on December 31, 2003, does not necessarily indicate weakening business conditions, as a large portion of orders is shipped directly from inventory upon receipt and does not affect backlog numbers.

LABOR

A new five-year labor agreement with the Paper, Allied-Industrial, Chemical & Energy Workers International Union was successfully negotiated at Towel & Tissue's Middletown, Ohio, facility in 2003. The agreement contains wage increases of 2.75% for each of the first four years and 3.0% in the fifth year of the contract. Labor agreements will expire at other facilities in 2004, 2005, 2006, and 2007.

The Company maintains good labor relations at all facilities.

OPERATING EXPENSES

(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2003**	2002	2001
Selling and administrative	**$67,619**	$64,962	$67,862
Percent increase/(decrease)	**4%**	(4%)	5%
As a percent of net sales	**7%**	7%	7%

In 2003, 2002 and 2001, selling and administrative expenses were affected by stock-incentive program charges or credits, which were determined by the Company's common stock price change. During 2003, the charge for these programs was $1.7 million compared to a credit of $0.2 million in 2002 and a charge of $4.2 million in 2001. For

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

additional information on the Company's stock-incentive programs, refer to "Note 8 – Stock Options and Appreciation Rights" in the Notes to Consolidated Financial Statements. Additionally, selling and administrative costs included wage, benefit, and management incentive expense increases of $0.6 million in 2003 as compared to 2002 and $1.8 million in 2002 as compared to 2001. In 2003, a $0.3 million credit for bad debts was recognized compared with $0.3 million and $1.3 million in expense recognized in 2002 and 2001, respectively.

OTHER INCOME AND EXPENSE

(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2003**	2002	2001
Interest expense	**$10,188**	$10,845	$14,416
Other income	**90**	41	280

Interest expense decreased in 2003 compared with 2002 and 2001 due to lower average debt levels. Long-term debt decreased from $192.3 million in 2001 to $162.8 million in 2002 and $162.2 million in 2003. The reduction in debt since 2001 was due principally to internal initiatives aimed at limiting capital spending and reducing inventory levels as a component of working capital.

In exchange for cash payments totaling $6.4 million in 2001, the Company terminated the outstanding interest-rate swap agreements that had effectively converted $88.5 million of fixed-rate debt to variable-rate debt. Additional information on the termination of the interest-rate swap agreements and the related debt is discussed within "Note 4 – Debt" and "Note 12 – Financial Instruments" in the Notes to Consolidated Financial Statements.

In 2004, interest expense is expected to be comparable to 2003 as debt levels are expected to remain similar to the December 31, 2003, balance of $162.2 million. Capitalized interest was not significant in each of the three years presented. The Company's capitalized interest methodology is outlined in "Note 1 – Description of the Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Other income and expense includes interest income of $65,000, $25,000, and $262,000 in 2003, 2002, and 2001, respectively.

INCOME TAXES

(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2003**	2002	2001
Income tax provision	**$9,317**	$13,550	$5,230
Effective tax rate	**37.0%**	37.0%	37.0%

The effective tax rates for the years presented are indicative of the Company's normalized tax rate. The effective rate for 2004 is expected to approximate 37%.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS AND CAPITAL EXPENDITURES

(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2003**	2002	2001
Cash provided by operating activities	**$ 63,105**	$ 76,269	$103,866
Percent increase/(decrease)	**(17%)**	(27%)	29%
Working capital	**$136,414**	$118,398	$101,724
Percent increase/(decrease)	**15%**	16%	(27%)
Current ratio	**2.2:1**	2.0:1	1.8:1
Capital expenditures	**$ 24,261**	$ 19,201	$ 29,791
Percent increase/(decrease)	**26%**	(36%)	(66%)

Cash provided from operating activities declined in 2003 compared to 2002 due, in part, to reduced 2003 earnings, increased receivables and decreased payables. In addition, the Company contributed $23.8 million to defined benefit pension plans during 2003, compared with contributions of $20.6 million and $14.7 million in 2002 and 2001, respectively. Benefit plans are discussed in "Note 6 – Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

As a result of internal initiatives to generate cash such as continuing inventory reductions, as well as controlled capital spending and the receipt of income tax refunds resulting from the utilization of prior-year net operating tax losses, cash and cash equivalents increased $12.9 million in 2003 from 2002. These changes, when combined with the impact of 2003 earnings, accounted for the majority of the working capital increase experienced in 2003 compared with 2002.

In 2003, 2002, and 2001, the Company limited capital spending due to weak economic conditions and excess production capacity in the paper industry. As a result, capital expenditures totaled $24.3 million and $19.2 million in 2003 and 2002, respectively, compared with spending of $29.8 million in 2001. The controlled spending was accomplished by allocating spending to projects which the Company had identified as providing a return on invest-

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

ment exceeding the Company's targeted internal rate of return of 17%, and capital projects required to maintain current production levels or efficiencies. In 2004, it is expected that capital spending will fall in the range of $40 million to $50 million. Several projects with strong financial returns are expected to increase spending over 2003 levels.

During 2003, capital expenditures for projects with total spending expected to exceed $1.0 million were $3.6 million in Printing & Writing as part of a capital project to expand premium papers production capabilities at the Brokaw mill and $0.4 million on a process control system computer replacement at the Groveton mill. In Towel & Tissue, $2.6 million was spent on a screw press project, and $2.2 million was spent for various converting lines.

The balance of $15.5 million in 2003 capital spending was related to projects that individually cost less than $1.0 million. These expenditures included approximately $10.0 million for essential non- or low-return projects, including maintenance-related capital and approximately $5.5 million on projects expected to provide a return in excess of the Company's targeted rate.

During 2002, capital expenditures for projects with total spending expected to exceed $1.0 million included Printing & Writing's $0.9 million for a pulp mill digester replacement at the Brokaw mill, and $1.9 million for process control equipment at the Groveton mill. In Towel & Tissue, $2.9 million was spent on various converting equipment.

The balance of $13.5 million in 2002 capital spending was related to projects that individually cost less than $1.0 million. These expenditures include approximately $10.7 million for essential non- or low-return projects, and approximately $2.8 million on projects expected to provide a return on investment that exceeds the Company's cost of capital.

The Company believes that the available credit under its credit agreements and its earnings for 2004 will be sufficient to meet its cash flow needs for capital, working capital, and investing activities in 2004. The Company's $150 million revolving-credit facility expires in December 2004. The Company believes that a suitable agreement will be negotiated prior to the expiration of the current facility.

DEBT AND EQUITY

(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2003**	2002	2001
Short-term debt	**$ 112**	$ –	$ –
Long-term debt	**162,174**	162,763	192,264
Total debt	**162,286**	162,763	192,264
Stockholders' equity	**350,316**	355,948	364,855
Total capitalization	**512,602**	518,711	557,119
Long-term debt/capitalization ratio	**32%**	31%	35%

At December 31, 2003, total debt was $162.3 million which is comparable to the $162.8 million reported at December 31, 2002. Debt had declined $29.5 million in 2002 compared to 2001. Cash provided by operations and reduced capital spending levels resulted in the repayment of debt obligations in 2002.

The total amount of long-term debt outstanding includes a private placement of $138.5 million in senior notes. The notes mature in 2007, 2009, and 2011 at $35 million, $68.5 million, and $35 million, respectively. In conjunction with the private placement, the Company entered into an interest-rate swap arrangement that effectively converted $88.5 million of fixed-rate obligations to variable-rate debt. During 2001, the Company terminated its interest-rate swap arrangement in exchange for cash payments of $6.4 million. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest-rate method over the remaining term of the respective debt instruments.

The Company does not have material market risk associated with interest-rate risk, foreign currency exchange risk, or commodity-price risk. The Company conducts U.S. dollar denominated export transactions or immediately exchanges all foreign currency attributable to export sales for U.S. dollars.

The Company also entered into a revolving-credit facility in December 1999 with four banks for $200 million. The facility had a 364-day component for $50 million that expired on March 9, 2001, and a $150 million component that matures in 2004.

The Company maintains a commercial paper placement agreement with one of its four major banks, which provides for the issuance of up to $50 million of unsecured debt obligations. The commercial paper placement agreement requires unused credit availability under the Company's

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

$150 million revolving-credit agreement equal to the amount of outstanding commercial paper.

In August 1995, the Company obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. The bonds mature in 2023 and bear interest at short-term rates. The bonds are supported by a letter of credit that was issued under the $150 million revolving-credit facility.

On December 31, 2003, the Company had a total of $131 million available for borrowing under existing credit facilities.

The following is a summary of the Company's contractual obligations and payments due by period subsequent to December 31, 2003:

		Payments Due by Period					
(ALL DOLLAR AMOUNTS IN THOUSANDS)	Total	2004	2005	2006	2007	2008	Thereafter
Long-term debt	$157,500	$ –	$ –	$ –	$35,000	$ –	$122,500
Capital lease	257	108	118	31	–	–	–
Operating leases	27,321	3,423	3,345	3,252	3,147	2,956	11,198
Capital spending commitments	7,585	7,585	–	–	–	–	–
Purchase obligations	22,050	1,400	1,400	1,400	1,400	1,400	15,050
Total	$214,713	$12,516	$4,863	$4,683	$39,547	$4,356	$148,748

For additional information on debt obligations, please refer to "Note 4 – Debt" in the Notes to Consolidated Financial Statements. For additional information on capital and operating leases, please refer to "Note 5 – Lease Commitments" in the Notes to Consolidated Financial Statements. Commitments for capital spending and additional information with respect to the purchase obligation under a natural gas transportation agreement with the Portland Natural Gas Transmission System Company is described in "Note 10 – Commitments and Contingencies" in the Notes to Consolidated Financial Statements.

In April 2000, the Company's Board of Directors authorized the repurchase of 2,571,000 shares of the Company's common stock. This authorization added to the balance remaining on a 1998 authorization to repurchase 5,650,000 shares of the Company's common stock. There were no repurchases in 2003, 2002 or 2001. Repurchases may be made from time to time in the open market or through privately negotiated transactions. At December 31, 2003, there were 2,638,674 shares available for purchase under the existing authorization.

During 2003, 2002 and 2001, the Board of Directors declared cash dividends of $0.34 per share of common stock.

SELECTED FINANCIAL DATA

(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	2003	FOR THE YEAR ENDED DECEMBER 31, 2002	2001	2000*	1999
FINANCIAL RESULTS					
Net sales	**$971,444**	$948,698	$943,729	$990,924	$982,735
Depreciation, depletion, and amortization	**60,823**	60,624	60,948	58,860	55,012
Operating profit	**35,278**	47,422	28,279	17,785	79,311
Interest expense	**10,188**	10,845	14,416	15,713	11,823
Earnings before provision for income taxes	**25,180**	36,618	14,143	2,325	68,017
Net earnings	**15,863**	23,068	8,913	1,465	42,417
Cash dividends paid	**17,527**	17,520	17,498	17,207	16,233
Cash flows from operating activities	**63,105**	76,269	103,866	80,254	89,334
PER SHARE					
Net earnings – basic and diluted	**$0.31**	$0.45	$0.17	$0.03	$0.81
Cash dividends declared	**0.34**	0.34	0.34	0.34	0.32
Stockholders' equity	**6.80**	6.91	7.09	7.33	7.53
Basic average number of shares outstanding	**51,549,000**	51,532,000	51,466,000	51,354,000	52,265,000
Price range (low and high closing)	**$9.45-13.58**	$8.26-13.80	$8.82-14.00	$7.63-14.63	$10.94-18.25
FINANCIAL CONDITION					
Working capital	**$136,414**	$118,398	$101,724	$138,605	$140,822
Total assets	**858,100**	873,757	892,008	954,494	941,872
Long-term debt	**162,174**	162,763	192,264	250,465	220,476
Stockholders' equity	**350,316**	355,948	364,855	376,112	393,760
Capital expenditures	**24,261**	19,201	29,791	86,896	80,619
RATIOS					
Percent net earnings to sales	**1.6%**	2.4%	1.0%	0.1%	4.3%
Percent net earnings to average stockholders' equity	**4.5%**	6.4%	2.6%	0.4%	10.7%
Ratio of current assets to current liabilities	**2.2 to 1**	2.0 to 1	1.8 to 1	2.1 to 1	2.2 to 1
Percent of long-term debt to total capitalization	**31.6%**	31.4%	34.5%	40.0%	35.9%

*In 2000, includes after-tax expense of $14.0 million ($22.3 million pretax) or $0.27 per share for restructuring expense related to the closure of the Sorg Paper Company.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Management of Wausau·Mosinee Paper Corporation is responsible for the quality and objectivity of the financial data contained in the financial statements. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America appropriate under the circumstances and, where necessary, reflect informed judgments and estimates of the effects of certain events and transactions based on currently available information at the date the financial statements were prepared. Management is also responsible for preparing other financial information included in this annual report.

The Company maintains an internal control structure and procedures for financial reporting to ensure that material information about the Company and its subsidiaries is made known to management. The internal control system is designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Management evaluates the effectiveness of the design and operation of these internal controls and procedures and discloses any significant deficiencies to the Audit Committee and the Company's independent auditor. Based upon its most recent evaluation, management believes that the Company's internal controls and procedures were effective in all material respects.

The Board of Directors provides oversight of financial reporting through its Audit Committee. The Audit Committee meets with the independent public accountants and management to review the scope of the internal audit process, audit engagements, external auditor independence, and financial reporting matters.

The Company's independent auditors are engaged to provide an objective and independent audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America and to express an opinion thereon. The report of the Company's independent auditors is included in the annual report.

Scott P. Doescher
Sr. Vice President, Finance
Secretary and Treasurer

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Wausau-Mosinee Paper Corporation

We have audited the accompanying consolidated balance sheets of Wausau-Mosinee Paper Corporation and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 25, 2002 (except with respect to matters discussed in Note 1 of the 2001 financial statements, as to which the date was June 12, 2002).

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2003 and 2002 consolidated financial statements present fairly, in all material respects, the financial position of Wausau-Mosinee Paper Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 12, 2004

CONSOLIDATED BALANCE SHEETS

(ALL DOLLAR AMOUNTS IN THOUSANDS)	AS OF DECEMBER 31, 2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 36,305	$ 23,383
Receivables, net	81,300	70,806
Refundable income taxes	1,668	10,264
Inventories	115,835	119,033
Deferred income taxes	12,616	12,812
Other current assets	3,694	4,100
Total current assets	251,418	240,398
Property, plant, and equipment – net	565,722	597,979
Other assets	40,960	35,380
Total Assets	$ 858,100	$ 873,757
LIABILITIES		
Current liabilities:		
Current maturities of long-term debt	$ 112	$ –
Accounts payable	55,368	63,422
Accrued and other liabilities	59,524	58,578
Total current liabilities	115,004	122,000
Long-term debt	162,174	162,763
Deferred income taxes	115,879	111,377
Post-retirement benefits	54,197	52,534
Pension	40,829	51,142
Other noncurrent liabilities	19,701	17,993
Total liabilities	507,784	517,809
Commitments and contingencies	–	–
STOCKHOLDERS' EQUITY		
Preferred stock, no par value (500,000 shares authorized; no shares issued)	–	–
Common stock, no par value (100,000,000 shares authorized; issued 60,122,812 shares in 2003 and 2002)	173,037	173,081
Retained earnings	320,823	322,485
Subtotals	493,860	495,566
Treasury stock, at cost (8,564,921 and 8,585,921 shares in 2003 and 2002, respectively)	(114,821)	(115,103)
Accumulated other comprehensive loss	(28,723)	(24,515)
Total stockholders' equity	350,316	355,948
Total Liabilities and Stockholders' Equity	$ 858,100	$ 873,757

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	FOR THE YEAR ENDED DECEMBER 31, 2003	2002	2001
Net sales	**$971,444**	$948,698	$943,729
Cost of sales	**868,547**	836,314	847,588
Gross profit	**102,897**	112,384	96,141
Selling and administrative	**67,619**	64,962	67,862
Operating profit	**35,278**	47,422	28,279
Other income (expense):			
Interest expense	**(10,188)**	(10,845)	(14,416)
Interest income	**65**	25	262
Other	**25**	16	18
Earnings before provision for income taxes	**25,180**	36,618	14,143
Provision for income taxes	**9,317**	13,550	5,230
Net earnings	**$ 15,863**	$ 23,068	$ 8,913
Net earnings per share – basic	**$ 0.31**	$ 0.45	$ 0.17
Net earnings per share – diluted	**$ 0.31**	$ 0.45	$ 0.17

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(ALL DOLLAR AMOUNTS IN THOUSANDS)	FOR THE YEAR ENDED DECEMBER 31, 2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	**$ 15,863**	$ 23,068	$ 8,913
Provision for depreciation, depletion, and amortization	**60,823**	60,624	60,948
Provision (credit) for losses on accounts receivable	**(261)**	307	1,339
Loss on property, plant, and equipment disposals	**3,234**	934	1,145
Compensation expense for stock option grants	**39**	37	3,085
Deferred income taxes	**7,154**	16,108	598
Changes in operating assets and liabilities:			
Receivables	**(9,396)**	(1,688)	6,418
Inventories	**4,548**	5,305	27,011
Other assets	**(6,198)**	(9,420)	(10,243)
Accounts payable and other liabilities	**(18,934)**	(10,211)	247
Accrued and refundable income taxes	**6,233**	(8,795)	4,405
Net cash provided by operating activities	**63,105**	76,269	103,866
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	**(24,261)**	(19,201)	(29,791)
Acquisition of business	**(8,518)**	–	–
Proceeds from property, plant, and equipment disposals	**13**	275	607
Net cash used in investing activities	**(32,766)**	(18,926)	(29,184)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net repayments under credit agreements	–	(28,775)	(64,190)
Payments under capital lease obligation	**(89)**	–	(241)
Proceeds from termination of interest-rate swap	–	–	6,382
Dividends paid	**(17,527)**	(17,520)	(17,498)
Proceeds from stock option exercises	**199**	325	2,296
Net cash used in financing activities	**(17,417)**	(45,970)	(73,251)
Net increase in cash and cash equivalents	**12,922**	11,373	1,431
Cash and cash equivalents at beginning of year	**23,383**	12,010	10,579
Cash and cash equivalents at end of year	**$ 36,305**	$ 23,383	$ 12,010
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid – net of amount capitalized	**$ 10,647**	$ 11,521	$ 13,943
Income taxes paid	**$ 6,275**	$ 7,124	$ 977

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)	Common Stock Shares Issued	Common Stock Amount	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Accumulated Other Comprehensive (Loss)	Common Stock Shares Outstanding	Total Stockholders' Equity
Balances December 31, 2000	60,122,812	$170,636	$325,544	(8,846,421)	$(118,595)	$ (1,473)	51,276,391	$376,112
Comprehensive earnings, 2001:								
Net earnings			8,913					8,913
Minimum pension liability (Net of $4,446 deferred tax)						(8,209)		(8,209)
Comprehensive earnings, 2001								704
Cash dividends declared ($0.34 per share)			(17,518)					(17,518)
Stock options exercised		(783)		229,700	3,079		229,700	2,296
Tax benefit related to stock options		176						176
Stock option expense		3,085						3,085
Balances December 31, 2001	60,122,812	173,114	316,939	(8,616,721)	(115,516)	(9,682)	51,506,091	364,855
Comprehensive earnings, 2002:								
Net earnings			23,068					23,068
Minimum pension liability (Net of $9,052 deferred tax)						(14,833)		(14,833)
Comprehensive earnings, 2002								8,235
Cash dividends declared ($0.34 per share)			(17,522)					(17,522)
Stock options exercised		(88)		30,800	413		30,800	325
Tax benefit related to stock options		18						18
Stock option expense		37						37
Balances December 31, 2002	**60,122,812**	**173,081**	**322,485**	**(8,585,921)**	**(115,103)**	**(24,515)**	**51,536,891**	**355,948**
Comprehensive earnings, 2003:								
Net earnings			**15,863**					**15,863**
Minimum pension liability (Net of $2,470 deferred tax)						**(4,208)**		**(4,208)**
Comprehensive earnings, 2003								**11,655**
Cash dividends declared ($0.34 per share)			**(17,525)**					**(17,525)**
Stock options exercised		**(83)**		**21,000**	**282**		**21,000**	**199**
Stock option expense		**39**						**39**
Balances December 31, 2003	**60,122,812**	**$173,037**	**$320,823**	**8,564,921**	**$(114,821)**	**$(28,723)**	**51,557,891**	**$350,316**

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Wausau-Mosinee Paper Corporation (the "Company") manufactures, converts, and sells paper and paper products within three principal segments: the Printing & Writing Group, the Specialty Paper Group, and the Towel & Tissue Group. The majority of the Company's products are sold within the United States and Canada.

Printing & Writing manufactures, converts, and markets a broad line of premium printing and writing grades. In addition, the Group includes two converting facilities that produce laminated roll wrap and related specialty finishing and packaging products.

Specialty Paper produces a wide variety of technical specialty papers that include supercalendered backing papers for pressure-sensitive labeling applications, tape backing, and packaging materials for a broad range of food, medical, and industrial applications.

Towel & Tissue produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the industrial and commercial "away-from-home" market.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Wausau-Mosinee Paper Corporation and its subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company defines cash equivalents as highly liquid, short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market.

INVENTORIES

Pulpwood, finished paper products, and approximately 97% of raw materials are valued at the lower of cost, determined on the last-in, first-out (LIFO) method, or market. All other inventories are valued at the lower of average cost or market. Allocation of the LIFO reserve among the components of inventories is impractical. Liquidations in individual LIFO inventory pools decreased cost of sales by $577,000 for the year ended December 31, 2003.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using the straight-line method for financial statement purposes. Land and construction in progress are stated at cost. The cost and related accumulated depreciation of all plant and equipment retired or otherwise disposed of are removed from the accounts, and any resulting gains or losses are included in the statements of income.

Buildings are depreciated over a 20- to 45-year period; machinery and equipment over a three- to 20-year period. Maintenance and repair costs are charged to expense as incurred. Improvements that extend the useful lives of the assets are added to the plant and equipment accounts.

The Company's policy is to capitalize interest incurred on debt during the course of projects that exceed one year in construction and $1 million, or projects that exceed $10 million. Interest capitalized in 2003, 2002, and 2001 was not significant.

The Company assesses the recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceed the fair value of the assets, based on a discounted cash flow analysis.

Timber and timberlands are stated at net depleted value. The Company capitalizes the cost of purchasing timberlands and reforestation costs. Interest and taxes related to timberlands are expensed as incurred. Reforestation costs include site preparation, planting, fertilizing, herbicide application, and thinning. Temporary logging roads are expensed while long-term logging roads are capitalized and amortized over the estimated useful lives of the roads, which

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

is generally 15 to 20 years. Depletion is recorded as timber is harvested and included in inventory until conversion into saleable product. Depletion is calculated using the block and units-of-production methods. Under these methods, the capitalized costs of large land tracts are divided by the estimated volume of timber anticipated to be harvested on each tract. As the timber is harvested, depletion is either recorded as each block is harvested or as a percentage of each block is harvested.

INCOME TAXES

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based upon the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense is the result of changes in the deferred tax asset and liability.

STOCK OPTIONS

As permitted under Statement of Financial Accounting Standard (SFAS) No. 123, the Company continues to measure compensation cost for stock option plans using the "intrinsic value based method" prescribed under APB No. 25, "Accounting for Stock Issued to Employees." See Note 8 for pro forma information on the impact of the fair-value method of accounting for stock options.

EARNINGS PER SHARE

The Company presents both basic and diluted net earnings per share (EPS) amounts. Basic EPS is calculated based on the weighted average number of common shares outstanding during the respective year, while diluted EPS is calculated based on the weighted average number of common shares and common stock equivalents (options) outstanding during the respective year. The difference between basic and diluted EPS for the Company is solely attributable to stock options. The Company uses the treasury-stock method to calculate the impact of outstanding stock options. Stock options for which the exercise price exceeds the average market price over the period have an antidilutive effect on EPS and, accordingly, are excluded from the calculation.

For the years ended December 31, 2003, 2002, and 2001, options for 801,715, 734,694, and 778,855 shares, respectively, were excluded from the diluted EPS calculation for Wausau·Mosinee Paper Corporation common stock because the options were antidilutive.

Basic and diluted earnings per share are reconciled as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	**2003**	2002	2001
Net earnings	**$ 15,863**	$ 23,068	$ 8,913
Basic weighted average common shares outstanding	**51,549,000**	51,532,000	51,466,000
Dilutive securities:			
Stock option plans	**114,000**	111,000	88,000
Diluted weighted average common shares outstanding	**51,663,000**	51,643,000	51,554,000
Net earnings per share – basic	**$ 0.31**	$ 0.45	$ 0.17
Net earnings per share – diluted	**$ 0.31**	$ 0.45	$ 0.17

REVENUE RECOGNITION

Revenue is recognized, net of estimated discounts, allowances and returns upon shipment of goods at which time title passes to the customer. Upon shipment, the customer is obligated to pay the Company and the Company has no remaining obligation. The Company grants credit to customers in the ordinary course of business.

In accordance with Emerging Issues Task Force (EITF) Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," shipping and handling costs billed to customers are included in net sales, and the related costs are included in cost of sales in the Consolidated Statements of Income.

DERIVATIVES

In the past, the Company has used derivative instruments to mitigate its exposure to interest rate risk. The Company does not issue such instruments for trading purposes. At December 31, 2003, and 2002, there were no derivative instruments outstanding.

ACCUMULATED COMPREHENSIVE INCOME (LOSS)

For all periods presented, the accumulated comprehensive loss is comprised solely of additional minimum pension liability, net of tax.

RESEARCH AND DEVELOPMENT EXPENSES

The Company expenses research and development costs as incurred. Expenditures for product development were $2,155,000 in 2003, $2,145,000 in 2002, and $4,058,000 in 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

CHANGES IN ACCOUNTING POLICIES

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost, thereby increasing the carrying amount of the related long-lived asset. The liabilities of the Company which meet the criteria of SFAS No. 143 were landfill closure costs, which had been previously accrued. Accordingly, the impact of adoption was not material. At December 31, 2003, the Company had approximately $1 million of asset retirement obligations included in its other noncurrent liabilities.

On December 8, 2003, the president signed into law the *Medicare Prescription Drug, Improvement and Modernization Act of 2003* (the Act). The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that override a benefit that is at least actuarially equivalent to Medicare. In January 2004 the FASB issued FSP 106-1, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*. The purpose of the FSP is to permit a one-time election to defer recognition of the effects of the Act until the FASB issues clarifying accounting guidance. Additionally, it provides disclosure guidance for the deferral elections. The Company has elected to defer recognition until 2004 and provide the related required disclosures in the December 31, 2003 financial statements. Accordingly, the accumulated post-retirement benefit obligation and/or net periodic post-retirement costs presented in "Note 6 – Pension and Other Post-retirement Benefit Plans," do not reflect the effects of the Act on the Company's post-retirement plans. Currently, specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require a change to previously reported information.

NOTE 2 RESTRUCTURING

During 2000, the Specialty Paper Group announced the decision to close the Sorg Paper Company mill ("Sorg") in Middletown, Ohio. The restructuring plan included severance benefits, estimated costs related to the write-down and disposal of the Sorg property, plant and equipment, curtailment gains or losses for related pension and post-retirement plans, and other closure related costs amounting to approximately $25 million. As of December 31, 2000, 160 hourly and salaried employees had been terminated. At December 31, 2003, the Sorg fixed assets including all buildings, equipment, and spare parts not usable by the Company's other mills continue to be actively marketed to interested parties. At December 31, 2003, and 2002, remaining reserves to market, sell, and close the facility have been reclassified to other liabilities.

NOTE 3 SUPPLEMENTAL BALANCE SHEET INFORMATION

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2003	2002
Receivables		
Trade	**$ 82,142**	$ 71,655
Other	**1,086**	1,527
	83,228	73,182
Less: allowances for doubtful accounts	**(1,928)**	(2,376)
	$ 81,300	$ 70,806
Inventories		
Raw materials	**$ 27,282**	$ 33,989
Work in process and finished goods	**83,757**	79,200
Supplies	**27,920**	27,463
Inventories at cost	**138,959**	140,652
LIFO reserve	**(23,124)**	(21,619)
	$ 115,835	$ 119,033
Property, plant, and equipment		
Buildings	**$ 137,604**	$ 136,412
Machinery and equipment	**1,061,342**	1,055,507
	1,198,946	1,191,919
Less: accumulated depreciation	**(652,990)**	(613,840)
Net depreciated value	**545,956**	578,079
Land	**5,521**	5,307
Timber and timberlands, net of depletion	**5,818**	5,821
Idle assets	**98**	98
Construction in progress	**8,329**	8,674
	$ 565,722	$ 597,979
Accrued and other liabilities		
Payroll	**$ 6,802**	$ 9,478
Vacation pay	**12,237**	11,769
Employee retirement plans	**8,866**	7,023
Rebates	**9,726**	8,974
Other	**21,893**	21,334
	$ 59,524	$ 58,578

NOTE 4 DEBT

A summary of long-term debt as of December 31 is as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2003	2002
Senior notes with interest from 7.20% to 7.43%, due between August 31, 2007, and August 31, 2011	**$138,500**	$138,500
Industrial development bonds due July 1, 2023, with weighted average interest rate of 1.34% in 2003 and 1.69% in 2002	**19,000**	19,000
Capitalized leases	**137**	–
Subtotal	**157,637**	157,500
Premium on senior notes	**4,537**	5,263
Total long-term debt	**$162,174**	$162,763

The Company has $138.5 million outstanding in unsecured private placement notes that were closed and funded on August 31, 1999. The principal amounts, maturities, and interest rates on the notes are (1) $35 million, eight years, 7.20%; (2) $68.5 million, 10 years, 7.31%; and (3) $35 million, 12 years, 7.43%. In connection with the note offering, the Company entered into an interest-rate swap agreement under which the interest rate paid by the Company with respect to (1) $58.5 million of the 10-year notes was the three-month LIBOR rate, plus .4925%, and (2) $30 million of the 12-year notes was the three-month LIBOR rate, plus .55%. During 2001, the Company terminated its interest-rate swap arrangement in exchange for cash payments of $6.4 million. The amounts received from the swap counterparties at termination approximated the fair values of the swaps at the respective termination dates. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest-rate method over the remaining term of the respective debt instruments.

The Company has a $150 million unsecured revolving-credit agreement with four participating banks that matures on December 10, 2004. Under the facility, the Company may elect the base for interest from either domestic or offshore rates. In addition, the facility provides for competitive bid loan options among the bank group. The Company pays the banks a facility fee under this agreement based on quarterly debt/capitalization ratios. Facility fees paid were $266,000 in 2003 and 2002, and $282,000 in 2001. There were no borrowings against this agreement at December 31, 2003, and 2002.

In addition to general business and reporting covenants customary in financing agreements of these types, the senior notes and revolving-credit facility require that the Company comply quarterly with a consolidated debt-to-capital ratio of less than 60% and an adjustable minimum net worth covenant ($314.0 million at December 31, 2003) as defined in the agreements. In addition, the revolving-credit facility includes an interest coverage ratio covenant of 3.5 times. As of December 31, 2003, and 2002, the Company was in compliance with all required covenants.

The Company maintains an unrated commercial paper placement agreement with a bank to issue up to $50 million of unsecured debt obligations. The agreement requires unused credit availability under the Company's revolving-credit agreement equal to the amount of outstanding commercial paper. There were no borrowings under this agreement at December 31, 2003, and 2002.

The aggregate annual maturities of long-term debt are as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2004	2005	2006	2007	2008	THEREAFTER
Annual Maturities	–	–	–	$35,000	–	$122,500

NOTE 5 LEASE COMMITMENTS

The Company has various leases for real estate, mobile equipment, and machinery that generally provide for renewal privileges or for purchase at option prices established in the lease agreements. Property, plant and equipment include the following amount for a lease capitalized during 2003:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	
Machinery and equipment	**$347**
Allowance for amortization	**(41)**
Net value	**$306**

Lease amortization is included in depreciation expense.

Future minimum payments, by year and in the aggregate, under capitalized leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2003:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	Capital Leases	Operating Leases
2004	$108	$ 3,423
2005	118	3,345
2006	31	3,252
2007	–	3,147
2008	–	2,956
Thereafter	–	11,198
Total minimum payments	$257	$27,321

Rental expense for all operating leases was as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2003**	2002	2001
Rent expense	**$7,934**	$9,039	$7,730

NOTE 6 PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company and its subsidiaries sponsor defined benefit pension plans covering substantially all employees. Retirement benefits for salaried and nonunion employees are based on pay and Company performance. Plans covering hourly employees provide benefits based on years of service and fixed benefit amounts for each year of service. The defined benefit pension plans are funded in accordance with federal laws and regulations.

The Company has supplemental retirement agreements with certain present and past key officers, directors, and employees. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. The supplemental retirement agreements are unfunded.

The Company also provides certain defined benefit post-retirement health and life insurance plans that cover qualifying retirees. Benefits and eligibility for various employee groups vary by location and union agreements. The defined benefit post-retirement plans are unfunded.

The Company selected September 30, 2003, and 2002, as the measurement dates for plan assets and obligations in 2003 and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following schedules present changes in, and components of, the Company's net assets (liabilities) for retirement and other post-retirement benefits at December 31, 2003, and 2002:

	Retirement Benefits		Other Post-retirement Benefits	
(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2003**	2002	**2003**	2002
Change in benefit obligation:				
Benefit obligation at beginning of year	**$141,011**	$122,677	**$ 82,498**	$ 62,446
Service cost	**5,517**	4,916	**2,015**	1,779
Interest cost	**9,317**	8,727	**5,424**	4,366
Amendments	**1,604**	2,541	**–**	–
Net actuarial loss	**10,805**	9,026	**16,269**	19,235
Participant contributions	**–**	–	**1,446**	1,412
Benefits paid	**(8,082)**	(6,876)	**(7,764)**	(6,740)
Settlement	**(1,056)**	–	**–**	–
Benefit obligation at end of year	**$159,116**	$141,011	**$ 99,888**	$ 82,498
Change in plan assets:				
Fair value at beginning of year	**$ 77,337**	$ 71,771	**$ –**	$ –
Actual gain (loss)	**11,637**	(8,197)	**–**	–
Company contributions	**20,803**	9,657	**6,318**	5,328
Participant contributions	**–**	–	**1,446**	1,412
Benefits paid	**(8,082)**	(6,876)	**(7,764)**	(6,740)
Cash contribution subsequent to measurement date	**2,989**	10,982	**–**	–
Settlement	**(1,056)**	–	**–**	–
Fair value at end of year	**$103,628**	$ 77,337	**$ –**	$ –
Net amount recognized:				
Funded status	**$ (55,488)**	$ (63,674)	**$(99,888)**	$(82,498)
Unrecognized prior service cost	**15,132**	15,518	**(650)**	(1,007)
Unrecognized transition asset	**(50)**	(239)	**–**	–
Unrecognized net actuarial loss	**49,565**	43,171	**39,461**	24,092
Accrued benefit cost	**$ 9,159**	$ (5,224)	**$(61,077)**	$(59,413)
Amounts recognized in the Balance Sheet consist of:				
Accrued benefit liability	**$ (51,478)**	$ (59,538)	**$(61,077)**	$(59,413)
Intangible asset	**15,046**	15,400	**–**	–
Accumulated other comprehensive income	**45,591**	38,914	**–**	–
Net amount recognized	**$ 9,159**	$ (5,224)	**$(61,077)**	$(59,413)

The total accumulated benefit obligation for pension plans was $155.1 million and $136.9 million at December 31, 2003, and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(ALL DOLLAR AMOUNTS IN THOUSANDS) Asset category	Pension Benefits Target Allocations 2004	Percentage of Plan Assets at Measurement Date 2003	2002
Equity securities	80.0%	**74.5%**	67.2%
Debt securities	20.0%	**25.5%**	32.8%
Total	100.0%	**100.0%**	100.0%

The Company's Benefits Committee, as established by the Board of Directors, monitors pension assets and the performance of pension investments. The Benefits Committee manages toward an asset allocation consisting of approximately 80% equity securities and 20% debt securities. Various fund managers are selected in each asset category to achieve targeted rates of return while managing overall investment risk. The Benefits Committee seeks the advice of outside consultants in considering matters such as asset allocations and rebalancing, fund manager selection and the periodic assessment of fund manager performance. The Company considers the historical and projected returns for each asset category and believes that the investment strategy employed will provide a blended rate of return on pension assets consistent with current pension valuation assumptions.

In 2004, the Company expects to make contributions of approximately $21.2 million and $6.8 million directly to pension and other post-retirement plans, respectively.

The components of net periodic benefit costs recognized in the Consolidated Statements of Income and the weighted average assumptions used in the calculation of the year-end obligation and net periodic benefit costs are as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	Pension Benefits 2003	2002	2001	Other Post-retirement Benefits 2003	2002	2001
Components of net periodic benefit cost:						
Service cost	**$ 5,517**	$ 4,916	$ 4,177	**$2,015**	$1,779	$1,501
Interest cost	**9,317**	8,727	8,170	**5,424**	4,366	4,287
Expected return on plan assets	**(8,223)**	(7,453)	(6,469)	**—**	—	—
Amortization of:						
Prior service cost	**1,939**	1,864	1,670	**(357)**	(357)	(357)
Transition (asset)	**(189)**	(164)	(162)	**—**	—	—
Actuarial (gain) loss	**749**	64	(57)	**899**	(23)	(187)
Settlement	**248**	—	—	**—**	—	—
Net periodic benefit cost	**$ 9,358**	$ 7,954	$ 7,329	**$7,981**	$5,765	$5,244
Weighted average assumptions used to determine benefit obligations at December 31:						
Discount rate	**6.25%**	6.75%	7.25%	**6.25%**	6.75%	7.25%
Expected return on plan assets	**8.50%**	8.50%	9.0%	**n/a**	n/a	n/a
Rate of compensation increase	**4.25%**	4.25%	5.0%	**n/a**	n/a	n/a
Weighted average assumptions used to determine net periodic benefit cost for year ended December 31:						
Discount rate	**6.75%**	7.25%	7.75%	**6.75%**	7.25%	7.75%
Expected return on plan assets	**8.50%**	9.0%	9.0%	**n/a**	n/a	n/a
Rate of compensation increase	**4.25%**	5.0%	5.0%	**n/a**	n/a	n/a

For purposes of determining the obligation for post-retirement medical benefits in 2003, the Company has assumed a health care cost trend rate of 10%, declining to an ultimate rate of 5% by 2008, to measure the accumulated post-retirement benefit. For 2002, the assumed health care cost trend rate used in measuring the accumulated post-retirement benefit was 10%, declining to an ultimate rate of 5% by 2007.

Assumed health care cost trend rates significantly affect reported amounts for retiree medical benefits. For 2003, the effect of a one-percentage-point change in the assumed health care cost trend rate would have had the following effects:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	One percentage point Increase	Decrease
Effect on the post-retirement benefit obligation	**$12,090**	**$(10,756)**
Effect on the sum of the service cost and interest cost components	**1,100**	**(955)**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company also sponsors defined contribution pension plans, several of which provide for Company contributions based on a percentage of employee contributions. The cost of such plans totaled $2,631,000 in 2003, $2,605,000 in 2002, and $2,219,000 in 2001.

The Company has deferred-compensation agreements with certain present and past key officers, directors, and employees. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. The annual cost of the deferred-compensation agreements is not significant.

NOTE 7 INCOME TAXES

Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense (benefit) is the result of changes in the deferred tax asset and liability.

The provision (benefit) for income taxes is comprised of the following:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2003**	2002	2001
Current tax expense (benefit):			
Federal	**$ 574**	$ (4,104)	$3,308
State	**1,589**	1,546	1,328
Total current	**2,163**	(2,558)	4,636
Deferred tax expense (benefit):			
Federal	**6,447**	15,718	1,342
State	**707**	390	(748)
Total deferred	**7,154**	16,108	594
Total provision for income taxes	**$9,317**	$13,550	$5,230

A reconciliation between taxes computed at the federal statutory rate and the Company's effective tax rate follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2003**		2002		2001	
Federal statutory tax rate	**$ 8,813**	**35.0%**	$12,820	35.0%	$4,935	35.0%
State taxes (net of federal tax benefits)	**1,644**	**6.5**	1,528	4.2	295	2.0
Other	**(1,140)**	**(4.5)**	(798)	(2.2)	–	–
Effective tax	**$ 9,317**	**37.0%**	$13,550	37.0%	$5,230	37.0%

At the end of 2003, $117.4 million of unused state operating loss and credit carryovers existed, which may be used to offset future state taxable income in various amounts through the year 2018. Because separate state tax returns are filed, the Company is not able to offset consolidated income with the subsidiaries' losses. Under the provisions of SFAS No. 109, the benefits of state tax losses are recognized as a deferred tax asset, subject to appropriate valuation allowances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The major temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2003, and 2002, are as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2003	2002
Deferred tax assets:		
Accrued compensated absences	$ 4,288	$ 4,092
Pensions	6,813	11,756
Post-retirement benefits	24,441	23,772
Restructuring reserve	5,463	5,202
State net operating loss carry forward	8,874	6,651
Other	11,910	12,697
Gross deferred tax asset	61,789	64,170
Less valuation allowance	(5,562)	(3,259)
Net deferred tax assets	56,227	60,911
Deferred tax liabilities:		
Property, plant, and equipment	(147,084)	(148,017)
Other	(12,406)	(11,459)
Gross deferred tax liability	(159,490)	(159,476)
Net deferred tax liability	$(103,263)	$ (98,565)

The total deferred tax assets (liabilities) as presented in the accompanying consolidated balance sheets are as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2003	2002
Net deferred tax assets	$ 12,616	$ 12,812
Net long-term deferred tax liabilities	(115,879)	(111,377)
Net deferred tax liability	$(103,263)	$ (98,565)

A valuation allowance has been recognized for a subsidiary's state loss carry forward and future deductible items, as cumulative losses create uncertainty about the realization of the tax benefits in future years.

NOTE 8 STOCK OPTIONS AND APPRECIATION RIGHTS

The Company maintains various employee stock option plans. The plans specify purchase price, time, and method of exercise. Payment of the option price may be made in cash or by tendering an amount of common stock having a fair market value equal to the option price.

Options are granted for terms up to 20 years; the option price is equal to the fair market value of the Company's common stock at the date of grant for incentive and non-qualified options. All fixed options must be held a minimum of six months before exercise, and performance-based options vest in relation to achieving operating profit levels.

On April 19, 2001, the Company's shareholders approved the 2000 Stock Option Plan. As a result, 1,046,013 options issued prior to April 19, 2001, were approved. Of the total 1,046,013 shares, 783,513 shares related to grants of fixed options and 262,500 shares related to grants of performance-based options that subsequently lapsed. Upon shareholder approval, expense was recorded for these options to the extent that the fair market value of the Company's stock exceeded the price of the option on the date of shareholder approval. For the year ended December 31, 2001, the provision for stock options outstanding was $3,085,000.

In December 2001, the Company issued 315,000 performance-based options that vested in relation to achieving certain operating profit levels in 2002. As of December 31, 2002, 213,000 of these options lapsed. No compensation expense had been recorded for these options in 2001. In 2002, $37,000 of expense was recognized pertaining to 102,000 options to the extent the fair market value of the Company's stock exceeded the grant price of the options as certain performance criteria were met. In December 2002, the Company issued 666,000 performance-based options that vested in relation to achieving certain operating profit levels in 2003 and 2004. As of December 31, 2003, 342,000 performance-based options lapsed. No compensation expense was recorded for these options for the years ended December 31, 2003, and 2002.

As of December 31, 2003, there are 1,785,066 stock options reserved for issuance in the Company's stock option plans.

On December 19, 2003, the Board of Directors approved an amendment to an existing stock option plan to allow for the grant of restricted shares of common stock. The plan change is subject to shareholder approval on April 22, 2004. No expense was recognized in connection with this amendment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table summarizes the activity relating to the Company's stock option plans:

	2003 Shares	2003 Weighted Average Exercise Price	2002 Shares	2002 Weighted Average Exercise Price	2001 Shares	2001 Weighted Average Exercise Price
Options outstanding at beginning of year	**2,464,768**	**$11.79**	2,057,568	$13.84	1,312,375	$14.19
Granted	**140,000**	**12.29**	705,000	11.39	1,228,513	9.58
Terminated	**(370,000)**	**11.57**	(267,000)	11.44	(253,620)	16.00
Exercised	**(21,000)**	**9.47**	(30,800)	10.55	(229,700)	10.00
Options outstanding at end of year	**2,213,768**	**$11.88**	2,464,768	$11.79	2,057,568	$13.84
Options exercisable at end of year	**1,794,768**	**$11.90**	1,773,768	$11.95	1,722,568	$13.86

The weighted average fair value of options granted was $3.93 in 2003 and $3.46 in 2002.

Additional information regarding the fixed-option grants outstanding and exercisable at December 31, 2003, is as follows:

Range of Exercise Prices	Outstanding Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price
$ 8.75 – $10.17	**897,513**	**16.00**	**$ 9.10**	**897,513**	**$ 9.10**
$10.22 – $11.39	**175,400**	**17.69**	**$10.83**	**175,400**	**$10.83**
$11.94 – $13.22	**335,604**	**15.92**	**$12.86**	**240,604**	**$12.80**
$15.88 – $18.26	**408,001**	**13.38**	**$16.69**	**408,001**	**$16.69**
$18.50 – $21.61	**73,250**	**11.80**	**$19.19**	**73,250**	**$19.19**
	1,889,768			**1,794,768**	

The exercise price for the 324,000 performance-based options outstanding at December 31, 2003, is $11.39.

Pro forma net earnings and earnings per share had the Company elected to adopt the "fair-value-based method" of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," are as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	2003	2002	2001
Net earnings:			
As reported	**$15,863**	$23,068	$ 8,913
Add: Total stock-based employee compensation expense (credit) under APB No. 25, net of related tax effects	**1,067**	(110)	2,622
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of of related tax effects	**(1,242)**	(137)	(3,139)
Pro forma	**$15,688**	$22,821	$ 8,396
Earnings per share – basic:			
As reported	**$ 0.31**	$ 0.45	$ 0.17
Pro forma	**$ 0.30**	$ 0.44	$ 0.16
Earnings per share – diluted:			
As reported	**$ 0.31**	$ 0.45	$ 0.17
Pro forma	**$ 0.30**	$ 0.44	$ 0.16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The fair value of each option grant has been estimated on the grant date using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	**3.25%**	4.38%	5.84%
Expected life in years	**6**	6	6
Price volatility	**38.97%**	38.23%	36.41%
Dividend yield	**2.78%**	3.83%	3.58%

STOCK APPRECIATION RIGHTS

The Company maintains various stock appreciation rights plans that entitle certain management employees to receive cash equal to the sum of the appreciation in the value of the stock and the hypothetical value of cash dividends which would have been paid on the stock covered by the grant assuming reinvestment in Company stock. The stock appreciation rights granted may be exercised in whole or in such installments and at such times as specified in the grant. In all instances, the rights lapse if not exercised within 20 years of the grant date. Additions or reductions to compensation expense are recorded in each period based upon the quoted market value of the shares and the exercise provisions.

The following table summarizes the activity relating to the Company's stock appreciation rights plans:

	2003	2002	2001
Rights outstanding at beginning of year (number of shares)	**307,805**	307,805	470,855
Terminated	**–**	–	(101,683)
Exercised	**(18,333)**	–	(61,367)
Rights outstanding and exercisable at end of year (number of shares)	**289,472**	307,805	307,805
Price range of rights exercised	**$6.26**	n/a	$5.88–9.42
Price range of outstanding and exercisable rights:			
$4.06 – $9.70	**274,597**	292,930	292,930
$15.88 – $17.16	**14,875**	14,875	14,875

At December 31, 2003, the weighted average remaining contractual life on outstanding stock appreciation rights with an exercise price of between $4.06 and $9.70 was 6.6 years, and with an exercise price of between $15.88 and $17.16 was 15.0 years.

DIVIDEND EQUIVALENTS

The Company maintains a Dividend Equivalent Plan. Upon termination of employment, or at the time of exercise of options granted in tandem with the dividend equivalents, participants are entitled to receive the cash value of the grant. The cash value is determined by the sum of the value of cash dividends that would have been paid on the stock covered by the grant had it been actual stock and assuming all such hypothetical dividends had been reinvested in Company stock. Additions or reductions to compensation expense are recorded in each period based upon the quoted market value of the shares and the exercise provisions.

The following table summarizes the activity relating to the Company's dividend equivalent plan:

	2003	2002	2001
Equivalents outstanding at beginning of year (number of shares)	**174,114**	174,114	205,433
Exercised	**–**	–	(31,319)
Equivalents outstanding and exercisable at end of year (number of shares)	**174,114**	174,114	174,114

The provision (credit) for stock appreciation rights and dividend equivalents were as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2003	2002	2001
Stock appreciation rights	**$1,024**	$(183)	$744
Dividend equivalents	**169**	46	97
Total	**$1,193**	$(137)	$841

NOTE 9 ACQUISITION OF BUSINESS

Effective March 3, 2003, the Company acquired certain assets of a laminated papers producer for approximately $8.5 million in cash. The acquisition was accounted for as a purchase business combination and, accordingly, the purchase price was allocated using the fair values of the acquired receivables, inventory, machinery and equipment, and identifiable intangible assets. No additional liabilities or goodwill were recorded as a result of this acquisition. The pro forma disclosures under SFAS No. 141, "Business Combinations" have not been presented, as the impact of this acquisition does not materially impact the results of operations.

NOTE 10 COMMITMENTS AND CONTINGENCIES

LITIGATION AND OTHER CLAIMS

The Company may be involved from time to time in various legal and administrative proceedings or be subject to various claims in the normal course of its business. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, in the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on the consolidated financial condition, liquidity, or results of operations of the Company.

As a result of a settlement of all claims of the parties in a patent litigation case, the Company recognized $4.2 million of income in 2003 as a fee for licensing certain patented dispenser technologies.

ENVIRONMENTAL MATTERS

The Company is subject to extensive regulation by various federal, state, provincial, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations, including effluent and emission limitations, on the discharge of materials into the environment, as well as require the Company to obtain and operate in compliance with conditions of permits and other governmental authorizations. Future regulations could materially increase the Company's capital requirements and certain operating expenses in future years.

In 1986, the Wisconsin Department of Natural Resources (DNR) notified a subsidiary of the Company that it may be a potentially responsible party (PRP) for the Gorski landfill in Mosinee, Wisconsin, and nominated the landfill to the Environmental Protection Agency's (EPA) National Priorities List. The environmental contamination consists of elevated concentrations of chlorinated volatile organic compounds documented in three private water supply wells located in proximity to the designated landfill. While the Company believes it did not contribute to the identified contamination, the laws are designed to require any party that utilized the landfill to contribute toward the cleanup. The DNR has identified 10 PRPs. No action was taken by either the DNR or the EPA until June 2000, when the DNR requested certain parties who had disposed of waste at the site to form an ad hoc group to cooperatively investigate the environmental contamination at the site. In October 2001, the Company entered into an agreement with three other parties to fund a study of the landfill to determine possible remediation strategies. The Company worked with the DNR on the development of the study and work plan which was initiated in early 2003. The Company estimates that the costs of remediation of the entire site for all parties will be approximately $3 million, based on the remediation method the Company's consultants believe to be the most likely to be used. This estimate is preliminary. Actual costs of remediation of the site could be materially different since the investigative study has not been completed and no timetable or decision on the actual remediation work has yet been developed. The Company's share of the cost of such remediation cannot be determined with certainty at this time, but based on the estimated costs and the number and nature of the other potential responsible parties, the Company is of the opinion that such costs will not have a material adverse impact on the operations, financial condition, or liquidity of the Company. The Company is also pursuing insurance coverage of its remediation costs following a 2003 Wisconsin Supreme Court decision in an unrelated case that remediation claims may amount to damages for purposes of general liability insurance. No determination of insurance coverage has yet been made, and the Wisconsin court's decision may yet be subject to appeal to the U.S. Supreme Court.

It is the Company's policy to accrue remediation costs when it is probable that such costs will be incurred and when a range of loss can be reasonably estimated. Estimates of loss are developed based on currently available information including environmental studies performed by third-party experts and the Company's past experience with these matters. The Company's accrued environmental liabilities, including all remediation and landfill closure costs, totaled $5.9 million and $5.6 million at December 31, 2003, and 2002, respectively. The provision for environmental matters was $0.1 million, $0.4 million, and $1.8 million for the years ended December 31, 2003, 2002, and 2001, respectively. In 2001, the increased provision was primarily due to a landfill site being identified for remediation. The Company periodically reviews the status of all significant existing or potential environmental issues and adjusts its accruals as necessary. The accruals do not reflect any possible future insurance recoveries. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among potentially responsible parties. The Company believes that its share of the costs of cleanup for its current remediation site will not have a material adverse impact on its consolidated financial position. As is the case with most manufacturing and many other entities, there can be no assurance that the Company will not be named as a PRP at additional previously or currently owned sites in the future or that the costs associated with such additional sites would not be material.

OTHER COMMITMENTS

As of December 31, 2003, the Company was committed to spend approximately $7.6 million on capital projects, which were in various stages of completion.

The Company's Groveton, New Hampshire, mill is committed to the transportation of a fixed volume of natural gas through September 2019 under a natural gas transportation agreement with the Portland Natural Gas Transmission System Company. The contract is only for the transportation of natural gas from the Company's natural gas suppliers to the Company's mill in New Hampshire. The Company is not required to buy or sell minimum gas volumes under the agreement. The Company is required to pay a minimum transportation fee of approximately $1.4 million annually per the agreement; however, the Company's natural gas requirements exceed the level required to be transported.

NOTE 11 PREFERRED SHARE PURCHASE RIGHTS PLAN

The Company maintains a rights plan under which one preferred share purchase right is issued for each outstanding share of common stock. Each right entitles its holder to purchase 1 one-thousandth of a share of Series A Junior Participating Preferred Stock, at an exercise price of $60 per 1 one-thousandth of a preferred share, subject to adjustment. The rights will become exercisable only if a person or group (with certain exceptions) acquires beneficial ownership of 15% or more of the outstanding common stock (an "Acquiring Person"). Once exercisable, each holder of a right, other than the Acquiring Person, will thereafter have the right to receive common stock having a market value of two times the exercise price of the right. Upon the occurrence of certain events, each holder of a right, other than an Acquiring Person, will have the right to receive (in lieu of preferred shares) common stock of the Company (or a successor Company) that has a market value of two times the exercise price of the right. Until exercisable, the rights will not be issued or traded in separate form from the common stock. After any person or group becomes an Acquiring Person, and prior to the acquisition by the Acquiring Person of 50% or more of the common stock, the Company may exchange the rights, other than rights owned by the Acquiring Person, at an exchange ratio of one share per right (subject to adjustment). At any time prior to any person or group becoming an Acquiring Person, the Company may redeem the rights at a price of $0.01 per right. The rights will expire on October 31, 2008.

NOTE 12 FINANCIAL INSTRUMENTS

Financial instruments consisted of the following:

CASH AND CASH EQUIVALENTS

The carrying amount approximates fair value due to the relatively short period to maturity for these instruments.

ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

The carrying amounts approximate fair value due to the relatively short-term nature of these instruments.

LONG-TERM DEBT

The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for debt of the same remaining maturities. At December 31, 2003, and 2002, the fair value of the long-term debt exceeded the carrying value by approximately $15.2 million and $14.4 million, respectively.

INTEREST RATE AGREEMENT

Interest-rate swaps designated in fair value hedge relationships have been used by the Company in the past to mitigate the risk of reductions in the fair value of existing fixed-rate long-term notes due to decreases in LIBOR-based interest rates. Gains and losses on these instruments were reflected in interest expense in the period in which they occurred, and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR-based interest rates. During 2001, the interest rate agreements were terminated. The amounts received from the swap counterparties at termination approximated the fair values of the swaps at the respective termination dates. Accordingly, the amount of the swap asset recorded has been eliminated from the balance sheet at the termination date. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest rate method over the remaining term of the respective debt instruments. Debt premium amortization reduced interest expense by $726,000 for the years ended December 31, 2003, and 2002, and $367,000 for the year ended December 31, 2001. The agreement decreased interest expense by $589,000 in 2001.

NOTE 13 SEGMENT DATA

FACTORS USED TO IDENTIFY REPORTABLE SEGMENTS

The Company's operations are classified into three principal reportable segments: the Printing & Writing Group, the Specialty Paper Group, and the Towel & Tissue Group, each providing different products. Separate management of each segment is required because each business unit is subject to different marketing, production, and technology strategies.

PRODUCTS FROM WHICH REVENUE IS DERIVED

Printing & Writing produces a broad line of premium printing and writing grades at manufacturing facilities in Brokaw, Wisconsin; and Groveton, New Hampshire. Printing & Writing also includes two converting facilities that produce laminated roll wrap and related specialty finishing and packaging products, and a converting facility that converts printing and writing grades. Specialty Paper produces specialty papers at its manufacturing facilities in Rhinelander, Wisconsin; Mosinee, Wisconsin; and Jay, Maine. Towel & Tissue produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the "away-from-home" market. Towel & Tissue operates a paper mill in Middletown, Ohio, and a converting facility in Harrodsburg, Kentucky.

MEASUREMENT OF SEGMENT PROFIT AND ASSETS

The Company evaluates performance and allocates resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

RECONCILIATIONS

The following are reconciliations to corresponding totals in the accompanying consolidated financial statements:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2003	2002	2001
Net sales external customers:			
Printing & Writing	**$395,836**	$391,240	$392,026
Specialty Paper	**362,935**	348,990	354,181
Towel & Tissue	**212,673**	208,468	197,522
	$971,444	$948,698	$943,729
Net sales intersegment:			
Printing & Writing	**$ 7,092**	$ 7,024	$ 8,687
Specialty Paper	**546**	232	462
Towel & Tissue	**–**	–	–
	$ 7,638	$ 7,256	$ 9,149
Operating profit:			
Printing & Writing	**$ 12,880**	$ 31,600	$ 25,750
Specialty Paper	**6,586**	(1,811)	(9,417)
Towel & Tissue	**28,691**	27,411	25,294
Total reportable segment operating profit:	**48,157**	57,200	41,627
Corporate and eliminations	**(12,879)**	(9,778)	(13,348)
Interest expense	**(10,188)**	(10,845)	(14,416)
Other income (expense)	**90**	41	280
Earnings before income taxes	**$ 25,180**	$ 36,618	$ 14,143
Segment assets:			
Printing & Writing	**$283,711**	$284,652	
Specialty Paper	**334,079**	347,380	
Towel & Tissue	**165,199**	170,854	
Corporate and unallocated	**75,111**	70,871	
	$858,100	$873,757	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

OTHER SIGNIFICANT ITEMS

(ALL DOLLAR AMOUNTS IN THOUSANDS)	Interest Income	Depreciation, Depletion, and Amortization	Expenditures for Long-Lived Assets
2003			
Printing & Writing	**$ 6**	**$17,211**	**$10,743**
Specialty Paper	**—**	**24,613**	**5,025**
Towel & Tissue	**—**	**18,218**	**7,574**
Corporate and unallocated	**59**	**781**	**919**
	$ 65	**$60,823**	**$24,261**
2002			
Printing & Writing	$ —	$ 16,545	$ 8,751
Specialty Paper	—	25,084	3,551
Towel & Tissue	—	18,077	5,897
Corporate and unallocated	25	918	1,002
	$ 25	$ 60,624	$ 19,201
2001			
Printing & Writing	$ —	$ 16,972	$ 9,308
Specialty Paper	15	25,277	8,615
Towel & Tissue	—	17,214	10,902
Corporate and unallocated	247	1,485	966
	$ 262	$ 60,948	$ 29,791

COMPANY GEOGRAPHIC DATA

The Company has no long-lived assets outside the United States. Net sales to customers within the United States and other countries are as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	**2003**	2002	2001
United States	**$895,776**	$884,213	$884,088
All foreign countries	**75,668**	64,485	59,641
	$971,444	$948,698	$943,729

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

QUARTERLY FINANCIAL DATA (UNAUDITED)

(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	First Quarter	Second Quarter*	Third Quarter	Fourth Quarter	Annual
2003					
Net sales	**$239,826**	**$242,833**	**$249,529**	**$239,256**	**$971,444**
Gross profit	**20,879**	**25,096**	**28,439**	**28,483**	**102,897**
Operating profit	**4,635**	**7,677**	**12,013**	**10,953**	**35,278**
Net earnings	**1,335**	**3,228**	**5,981**	**5,319**	**15,863**
Net earnings per share basic and diluted	**$ 0.03**	**$ 0.06**	**$ 0.12**	**$ 0.10**	**$ 0.31**
2002					
Net sales	$ 225,928	$ 237,820	$ 251,149	$ 233,801	$ 948,698
Gross profit	25,328	28,471	28,146	30,439	112,384
Operating profit	8,256	11,768	14,680	12,718	47,422
Net earnings	3,428	5,696	7,577	6,367	23,068
Net earnings per share basic and diluted	$ 0.07	$ 0.11	$ 0.15	$ 0.12	$ 0.45
2001					
Net sales	$ 234,145	$ 240,637	$ 245,106	$ 223,841	$ 943,729
Gross profit	15,942	23,856	29,931	26,412	96,141
Operating profit (loss)	(1,730)	4,678	14,824	10,507	28,279
Net earnings (loss)	(3,768)	682	7,250	4,749	8,913
Net earnings (loss) per share basic and diluted	$ (0.07)	$ 0.01	$ 0.14	$ 0.09	$ 0.17

*In 2003, includes after-tax income of $2.6 million ($4.2 million pretax) or $0.05 per share related to the settlement of a patent litigation case.

MARKET PRICES FOR COMMON SHARES (UNAUDITED)

	2003			2002			2001		
Quarter	Price High	Price Low	Cash Dividends Paid Per Share	Price High	Price Low	Cash Dividends Paid Per Share	Price High	Price Low	Cash Dividends Paid Per Share
1st	**$12.08**	**$ 9.30**	**$0.085**	$12.97	$10.50	$0.085	$13.00	$ 9.94	$0.085
2nd	**12.23**	**10.20**	**0.085**	14.00	11.20	0.085	14.00	11.52	0.085
3rd	**13.40**	**11.03**	**0.085**	12.09	9.00	0.085	13.58	7.85	0.085
4th	**13.85**	**11.75**	**0.085**	11.81	8.14	0.085	12.16	9.65	0.085

All prices represent the high and the low sales prices for the common stock as reported on the New York Stock Exchange.

OPERATING DIVISIONS

	Product	Practical Capacity (tons)	Number of Employees
PRINTING & WRITING			
Administration One Clark's Island Wausau, WI 54403 715/675-3361 Fax: 715/675-8355			
Paper Manufacturing & Converting Facilities			
Wausau Papers – Brokaw Mill One Quality Way Brokaw, WI 54417 715/675-3361 Fax: 715/675-5181	Paper Pulp	177,000 99,000	660
Wausau Papers – Groveton Mill Three Mechanic Street Groveton, NH 03582 603/636-1154 Fax: 603/636-6506	Paper	115,000	355
Wausau Papers – Appleton Plant 1117 W. Washington Street Appleton, WI 54914 920/739-9491 Fax: 920/996-1500	Converting	35,000	49
Laminated & Coated Products	Laminated/ Coated Papers	150,000	
Mosinee Converted Products 832 W. James Street Columbus, WI 53925 920/623-3435 Fax: 920/623-1866			56
Mosinee Converted Products 3915 Beasley Road Jackson, MS 39213 601/366-3539 Fax: 601/366-4009			32

	Product	Practical Capacity (tons)	Number of Employees
SPECIALTY PAPER			
Administration P.O. Box 900 Mosinee, WI 54455 715/693-2111 Fax: 715/693-4723			
Paper Manufacturing Facilities			
Rhinelander Mill 515 West Davenport Street Rhinelander, WI 54501 715/369-4100 Fax: 715/369-4141	Paper	148,000	583
Otis Mill 1 Mill Street Jay, ME 04239 207/897-7200 Fax: 207/897-7207	Paper	73,000	252
Mosinee Mill 100 Main Street Mosinee, WI 54455 715/693-2111 Fax: 715/693-4723	Paper Pulp	119,000 96,000	453
TOWEL & TISSUE			
Sales, Converting & Distribution Facility			
Bay West Paper Corporation 1150 Industry Road Harrodsburg, KY 40330 859/734-0538 Fax: 859/734-8219	Converted Towel & Tissue	190,000	467
Towel & Tissue Mill Bay West Paper Corporation 700 Columbia Avenue Middletown, OH 45042 513/424-2999 Fax: 513/420-8570	Towel & Tissue Deink Pulp	110,000 110,000	184

BOARD OF DIRECTORS

SAN W. ORR, JR.
San W. Orr, Jr. is Chairman of the Board of the Company. He is also Advisor, Estate of A.P. Woodson and family. He has also served as interim Chief Executive Officer of the Company and was Chairman of the Board (1987-1997) and a Director (1972-1997) of Mosinee Paper Corporation. He has been a Director since 1970. He is currently a Director of Marshall & Ilsley Corporation.

RICHARD L. RADT
Richard L. Radt is Vice Chairman of the Board of the Company. Previously he was President and Chief Executive Officer and a Director (1977-1987) and was Chairman of the Board (1987-1988). He was formerly Vice Chairman (1993-1997) and President and Chief Executive Officer (1988-1993) of Mosinee Paper Corporation.

THOMAS J. HOWATT
Thomas J. Howatt is President and Chief Executive Officer of the Company. Previously he was Senior Vice President Printing & Writing (1997-2000), Vice President and General Manager Printing & Writing Division (1994-1997), Vice President and General Manager Wausau Papers of New Hampshire (1993-1994), Vice President Operations Brokaw Division (1990-1993), and Vice President Administration Brokaw Division (1987-1990).

WALTER ALEXANDER
Walter Alexander is President of Alexander Lumber Co. He is also a Director of Old Second Bancorp, Inc. and was a Director of Mosinee Paper Corporation (1987-1997).

HARRY R. BAKER
Harry R. Baker is the former President and Chief Executive Officer (1989-1998) of Marathon Electric Manufacturing Corporation. He has been a Director of the Company since 1992 and was also a Director of Mosinee Paper Corporation (1995-1997).

GARY W. FREELS
Gary W. Freels is President, Alexander Properties, Inc. (investment management). He is a former President (1992-1995) and Executive Vice President (1989-1992) of M&I First American Bank. He has been a Director of the Company since 1996.

DENNIS J. KUESTER
Dennis J. Kuester is President and CEO of Marshall & Ilsley Corporation. He is also Director of Modine Manufacturing Company. He became a Director of the Company in 2001.

DAVID B. SMITH, JR.
David B. Smith is currently a consultant. He is a former Vice President, Labor Relations with Weyerhaeuser Company. He has been a Director of the Company since 1972.

DIRECTORS EMERITUS

JOHN E. FORESTER
John E. Forester became a Director Emeritus in 1991. He was a Director (1962-1991) and Chairman of the Board (1970-1983). He was also a Director Emeritus of Mosinee Paper Corporation (1983-1997), a Director of Mosinee Paper Corporation (1958-1983), and Chairman of the Board of Mosinee Paper Corporation (1968-1973).

STANLEY F. STAPLES, JR.
Stanley F. Staples, Jr. became a Director Emeritus in 1996. He was a Director (1968-1996). He has also been Director Emeritus of Mosinee Paper Corporation (1995-1997) and a Director of Mosinee Paper Corporation (1968-1995). He is currently Chairman of the Board of Alexander Properties, Inc.

RICHARD G. JACOBUS
Richard G. Jacobus became a Director Emeritus in 2001. He is Chairman of Jacobus Wealth Management, Inc. (multiple client family office). He is a former President and Chief Executive Officer of Johnson International, Inc. He was a Director of Mosinee Paper Corporation (1985-1997).

OFFICERS AND CORPORATE MANAGEMENT

CORPORATE OFFICERS

SAN W. ORR, JR.
Chairman of the Board

RICHARD L. RADT
Vice Chairman of the Board

THOMAS J. HOWATT
President and
Chief Executive Officer

STUART R. CARLSON
Executive Vice President,
Administration

JOHN J. SCHIEVELBEIN
Senior Vice President,
Printing & Writing

ALBERT K. DAVIS
Senior Vice President,
Specialty Paper

PETE R. CHIERICOZZI
Senior Vice President,
Towel & Tissue

SCOTT P. DOESCHER
Senior Vice President, Finance,
Secretary and Treasurer

DENNIS M. URBANEK
Senior Vice President, Engineering
and Environmental Services

SHERRI L. CRAKER
Assistant Secretary

CORPORATE

STEVEN E. SMITH
Vice President,
Supply Chain Management

RAYMOND A. LIGHTHART
Vice President,
Corporate Information Technology

PRINTING & WRITING

JOHN J. SCHIEVELBEIN
Senior Vice President,
Printing & Writing

CHARLES M. PETH
Vice President, Sales and Marketing,
Printing & Writing

THOMAS W. CRAVEN
Vice President, Operations,
Wausau Papers

DAVID M. ATKINSON
Vice President, Operations, Groveton

NORMAN O. HANSEN III
Vice President and General Manager,
Mosinee Converted Products

RANDALL L. BLANK
Vice President, Finance,
Printing & Writing

CURTIS R. SCHMIDT
Vice President, Human Resources,
Printing & Writing

SPECIALTY PAPER

ALBERT K. DAVIS
Senior Vice President,
Specialty Paper

ROLF HENNINGTON
Vice President, Sales and Marketing,
Specialty Paper

PATRICK J. MEDVECZ
Vice President, Operations,
Rhinelander

JEFFREY A. VERDOORN
Vice President, Operations, Mosinee

RONALD A. HOLMES
Vice President, Operations, Otis

DOUGLAS M. AZIZ
Vice President, Business
Development, Specialty Paper

JOHN E. KATCHKO
Vice President, Product Development,
Specialty Paper

MATTHEW L. URMANSKI
Vice President, Finance,
Specialty Paper

MICHAEL J. BEHRENS
Vice President, Human Resources,
Specialty Paper

TOWEL & TISSUE

PETE R. CHIERICOZZI
Senior Vice President,
Towel & Tissue

MICHAEL R. WILDENBERG
Vice President, Sales and Marketing,
Towel & Tissue

RICHARD W. EARLY
Vice President, Operations,
Towel & Tissue

CLARK L. CARTER
Vice President, Finance,
Towel & Tissue

JAMES A. MCDONNELL
Vice President, Human Resources,
Towel & Tissue

GENERAL INFORMATION

CORPORATE OFFICE

1244 Kronenwetter Drive
Mosinee, WI 54455
Tel.: 715/693-4470
Fax: 715/692-2082
www.wausaumosinee.com

FORM 10-K

A copy of Wausau-Mosinee's Annual Report to the Securities and Exchange Commission (Form 10-K) may be obtained, without charge, by visiting our Web site, www.wausaumosinee.com, or by sending a written request to:

Scott P. Doescher
Sr. Vice President, Finance
Wausau-Mosinee Paper Corporation
Corporate Headquarters
1244 Kronenwetter Drive
Mosinee, WI 54455

STOCK TRANSFER AGENT

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
Toll-Free: 800/509-5586

STOCK EXCHANGE

Wausau-Mosinee Paper Corporation common stock is listed on the New York Stock Exchange under the symbol "WMO."

WMO
LISTED
NYSE

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Wausau-Mosinee Paper Corporation offers a Dividend Reinvestment and Stock Purchase Plan to its shareholders. The Plan is designed to make it convenient for shareholders to purchase additional shares of Wausau-Mosinee Paper Corporation's stock with cash dividends or with additional voluntary cash investments. Beneficial shareholders (shares held by brokers in the name of the investment firm) should contact their broker in order to participate in the Dividend Reinvestment and Stock Purchase Plan. Registered shareholders (shares held in shareholders' names) should direct inquiries and communications regarding the Plan to:

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
Toll-Free: 800/509-5586

INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
411 East Wisconsin Avenue
Milwaukee, WI 53202

PRODUCTION NOTES

This report is printed on Wausau Papers® Royal SilkPlus™.

The cover is printed on Wausau Papers, Royal SilkPlus Brilliant White 100 lb. Cover. The narrative section is printed on Wausau Papers, Royal SilkPlus White 100 lb. text. Financial information is printed on Wausau Papers, Royal SilkPlus Thyme 80 lb. text.

The entire report can be recycled in collection programs that accept mixed paper. Please check with your local recycling service provider if you are uncertain about what papers may be included. Thank you for recycling.

wausau•mosinee
paper corporation

1244 KRONENWETTER DRIVE
MOSINEE, WISCONSIN 54455-9099
715.693.4470 FAX 715.692.2082
WWW.WAUSAUMOSINEE.COM